UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EPIZYME, INC.

(Name of Subject Company)

EPIZYME, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Grant Bogle

President and Chief Executive Officer

Epizyme, Inc.

400 Technology Square, 4th Floor

Cambridge, MA 02139

(617) 229-5872

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber, Esq.

Hal J. Leibowitz, Esq.

Molly W. Fox, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Epizyme, Inc., a Delaware corporation. The address of the Company’s principal executive office is 400 Technology Square, 4th Floor, Cambridge, Massachusetts 02139. The telephone number of the Company’s principal executive office is (617) 229-5872. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “Epizyme,” the “Company,” “we,” “us,” and “our” refer to Epizyme, Inc. and its wholly owned, controlled subsidiary, Epizyme Securities Corporation, a Massachusetts corporation.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value of $0.0001 per share (the “Common Stock” or the “Shares”). As of July 6, 2022, there were 168,364,752 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Hibernia Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation, and Ipsen Pharma SAS, a French société par actions simplifiée (the “Parent”), to purchase all of the issued and outstanding Shares for (i) $1.45 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”), plus (ii) one (1) contractual contingent value right per Share (a “CVR”), which shall represent the right to receive one or more contingent payments upon the achievement of certain milestones, subject to and in accordance with a Contingent Value Rights Agreement (the “CVR Agreement”), of up to $1.00 in the aggregate, if any, at the times and subject to the terms and conditions of the CVR Agreement, without interest (the “CVR Consideration” and, together with the Cash Consideration, the “Offer Price”), and subject to the conditions set forth in the Offer to Purchase, dated as of July 12, 2022 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by the Parent and the Purchaser with the Securities and Exchange Commission (the “SEC”) on July 12, 2022. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2022 (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among the Company, the Parent and the Purchaser. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer, and subject to the satisfaction or waiver of the conditions to the Merger, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of the Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the Company’s stockholders will be required to consummate the Merger.

Pursuant to the terms of the Merger Agreement, (a) as soon as practicable after the later of (i) the earliest time as of which the Purchaser is permitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to accept for purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions (as defined in the Merger Agreement) shall have been satisfied or waived, the Purchaser will (and the Parent will cause the Purchaser to) irrevocably accept for purchase all Shares validly tendered pursuant to the Offer (and not validly withdrawn) (the time of such acceptance for payment, the “Acceptance Time”), and (b) as promptly as practicable following the Acceptance Time, and in any event not later than three business days (determined under Rule 14d-1(g)(3) under the Exchange Act) after the expiration of the Offer, the Purchaser will pay, or cause the Paying Agent (as defined in the Merger Agreement) to pay, for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Accordingly, the Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not accepted for payment in the Offer (other than any (i) Shares held in the treasury of the Company, any subsidiary of the Company, or by the Parent, the Purchaser or any other subsidiary of the Parent and (ii) Shares held by stockholders who are entitled to demand and have properly demanded the appraisal of such Shares in accordance with Section 262 of the DGCL (and who have not thereafter effectively withdrawn their demand for appraisal of such Shares or have not otherwise lost, waived or failed to perfect their appraisal rights under Section 262 of the DGCL (the “Excluded Shares”)) that are issued and outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive the Offer Price.

The Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on July 12, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m., Eastern time, on August 8, 2022, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”) is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of the Parent are located at 65 Quai Georges Gorse, Boulogne Billancourt CEDEX, France, and the principal executive offices of the Purchaser are located at One Main Street, Cambridge, MA 02142.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) the Parent, the Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

In connection with the Company’s long-term planning and consideration of various strategic alternatives available to the Company, the Board formed a special committee (the “Special Committee”) comprised of

Kenneth Bate, Kevin T. Conroy, Carl Goldfischer, David M. Mott and Carol Stuckley, each of whom is an independent and disinterested director of the Company, to act on behalf of the Company to review and evaluate potential transactions, including the Offer and the Merger, to review and negotiate the Merger Agreement and to make a recommendation to the Board with respect to the Merger Agreement. See “Background of the Offer” and “Reasons for the Recommendation; Recommendation of the Special Committee; Recommendation of the Board” in Item 4.

The Special Committee and the Board were aware of the contracts, agreements, arrangements or understandings described below in this Item 3 and considered them along with other matters described below in “Reasons for the Recommendation; Recommendation of the Special Committee; Recommendation of the Board” in Item 4.

Arrangements between the Company and the Parent

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“ Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 13—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, the Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company, the Parent and the Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, the Parent and the Purchaser and may be subject to important qualifications and limitations agreed to by the Company, the Parent and the Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, the Parent and the Purchaser rather than establishing matters as facts. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts of the Company, the Parent or the Purchaser or any of their respective subsidiaries or affiliates.

Form of Contingent Value Rights Agreement

At or prior to the Acceptance Time, the Parent will enter into the CVR Agreement with a duly qualified rights agent mutually agreeable to the Parent and the Company (the “Rights Agent”). Each CVR represents the right to receive contingent payments of cash, payable to the Rights Agent for the benefit of the holders of CVRs, of up to $1.00 in the aggregate, if the following milestones are achieved:

•

The first achievement of regulatory approval by the U.S. Food and Drug Administration (the “FDA”) (including for the avoidance of doubt, accelerated approval), on or prior to January 1, 2028, necessary for the commercial marketing and sale of tazemetostat in the United States as a second line treatment for relapsed or refractory follicular lymphoma in combination with lenalidomide and rituximab; provided, that the Company’s existing accelerated approvals of tazemetostat monotherapy, even if they become full monotherapy approvals, will not satisfy the foregoing requirements (the “FDA Approval Milestone”). Any regulatory approval by the FDA for the commercial marketing and sale of tazemetostat that allows for second line treatment in follicular lymphoma in combination with one or more products that contain lenalidomide and rituximab (including a generic or biosimilar thereof) will be included, regardless of the precise language used in the FDA approval or full prescribing information.

•

The first achievement of at least $250,000,000 in aggregate Net Sales (as defined in the CVR Agreement) by the Parent, any of its affiliates (including the Company (including in its capacity as the surviving corporation in the Merger) or any of its or their licensees (each, a “Selling Party”) to third parties (that are not Selling Parties) for any sales of tazemetostat worldwide (except in, with respect to, or for sale in Japan, the People’s Republic of China, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), during any period of four consecutive calendar quarters ending on or prior to December 31, 2026 (the “Net Sales Milestone” and, together with the FDA Approval Milestone, the “Milestones”).

If the FDA Approval Milestone is achieved, the Parent will pay a one-time payment of $0.70 per CVR (the “FDA Milestone Payment”), and if the Net Sales Milestone is achieved, the Parent will pay a one-time payment of $0.30 per CVR (the “Net Sales Milestone Payment” and each, a “Milestone Payment”). Each Milestone may only be achieved once. Accordingly, the aggregate payments to holders of CVRs pursuant to the CVR Agreement will not exceed $1.00 per CVR. There can be no assurance that either of the Milestones will be achieved. If a Milestone is not achieved in the applicable timeframe, the associated payment will not be payable to the holders of the CVRs. If the Parent fails to pay any amount due under the CVR Agreement on the final due date, that amount will bear interest until payment is made at a rate equal to (a) for the first thirty days past the final due date, the U.S. dollar “prime rate” effective for the date that payment was due (the “Prime Rate”) plus 2% and (b) for the period following such initial 30-day period, the Prime Rate plus 4%, in each case with clauses (a) and (b) computed on the basis of a year of 360 days for the actual number of days payment is delinquent or if such interest rate exceeds the maximum amount permitted by applicable law, at such maximum rate.

Additionally, commencing upon the closing of the Merger and continuing until the earlier of, in the case of the Net Sales Milestone, December 31, 2026 and, in the case of the FDA Approval Milestone, January 1, 2028, and the achievement of such Milestone, the Parent has agreed to use Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve the Milestones.

The terms of the CVRs described above reflect the parties’ agreement over the sharing of potential economic upside benefits from, among other things, future net sales of tazemetostat and do not reflect anticipated net sales of tazemetostat. There can be no assurance that such levels of net sales will occur or that any or either of the payments in respect of the CVRs will be made.

If a Milestone is not achieved during a calendar year during which such Milestone can be achieved, then within 60 days after the end of such applicable year, the Parent will deliver to the Rights Agent a milestone non-achievement certificate, which certifies that such Milestone has not occurred, accompanied, in the case of the Net Sales Milestone, by a statement setting forth, in reasonable detail, a calculation of Net Sales (as defined in the CVR Agreement) of tazemetostat for the applicable calendar year. The Rights Agent will have 10 business days after receipt of a milestone non-achievement certificate to send each CVR holder a copy of the applicable milestone non-achievement certificate. Until December 31, 2027, holders representing at least 30% of the outstanding CVRs will have limited rights to request an audit by an independent accounting firm of the Parent’s records in order to evaluate and verify the Parent’s calculation of Net Sales of tazemetostat under the CVR Agreement. If such independent accountant concludes that payment with respect to the achievement of the Net Sales Milestone should have been paid but was not paid when due, then the Parent will be required to pay any such unpaid amount, plus interest.

The CVR Agreement provides that the holders of CVRs are intended third-party beneficiaries of the CVR Agreement.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement, including: (i) upon the death of a CVR holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by the Depository Trust Company; or (vi) to the Parent in connection with an abandonment of the CVR or in connection with a negotiated transaction.

It is currently anticipated that up to an aggregate of approximately 175,000,000 CVRs will be issued as part of the consideration for each of the issued and outstanding Shares, Company RSUs (as defined below) and Cash-Out Options (as defined below).

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Support Agreement

On June 27, 2022, concurrently with the execution of the Merger Agreement, the Parent entered into a Support Agreement (the “Support Agreement”) with certain stockholders of the Company affiliated with RPI Finance Trust (the “Supporting Stockholders”), pursuant to which the Supporting Stockholders agreed, among other things, to validly and irrevocably tender or cause to be validly and irrevocably tendered in the Offer all of the Supporting Stockholders’ Shares pursuant to and in accordance with the terms of the Offer, which Shares represent in the aggregate approximately 20.5% of the outstanding voting power of the Company as of June 27, 2022, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. Each Supporting Stockholder agreed that it will, no later than ten (10) business days after the commencement of the Offer, (i) deliver a letter of transmittal with respect to all of such Shares complying with the terms of the Offer, a certificate representing all such Shares that are certificated or, in the case of any Shares that are uncertificated, written instructions to such Supporting Stockholder’s broker, dealer or other nominee that such Shares be tendered, including a reference to the Support Agreement, and requesting delivery of an “agent’s message” (or such other evidence, if any, of transfer as the paying agent may reasonably request) with respect to such Shares, and all other documents or instruments that the Parent or the Purchaser may reasonably require or request in order to effect the valid tender of such Supporting Stockholder’s Shares in accordance with the terms of the Offer, and (ii) instruct such Supporting Stockholder’s broker or such other person that is the holder of record of any Shares beneficially owned by such Supporting Stockholder to tender such Shares. In addition, each Supporting Stockholder has agreed to waive and not exercise any appraisal or dissenter’s rights in respect of such Supporting Stockholder’s Shares that may arise in connection with the Merger and, if necessary, to vote such Supporting Stockholder’s Shares: (i) against any Acquisition Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction involving the Company that would reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Offer or the Merger; and (ii) against any liquidation, dissolution, extraordinary dividend or other significant corporate reorganization of the Company.

The Support Agreement will terminate with respect to a Supporting Stockholder automatically, without any notice or other action by any person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) any amendment to the Merger Agreement that reduces the amount, or changes the form or payment trigger, of any component of the consideration payable to such Supporting Stockholder in the transactions contemplated by the Merger Agreement, imposes additional restrictions on such Supporting Stockholder or otherwise materially and adversely impacts such Supporting Stockholder, or (iv) the mutual written consent of the Parent and such Supporting Stockholder.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

Effective on February 7, 2022, the Company and the Parent entered into a Mutual Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, subject to certain limitations, each of the Company and the Parent has agreed to, and to cause its affiliates and its and any of its affiliates’ officers, directors, employees, representatives, agents and advisors (including accountants, legal counsel, and financial advisors) to, keep confidential certain non-public information about the other party and not to use such non-public information, except for the specific purpose of evaluating a possible negotiated transaction between the Company and the Parent. The Confidentiality Agreement is applicable to any confidential information disclosed between the Company and the Parent until February 7, 2024 and the rights and obligations of the Company and the Parent pursuant to the Confidentiality Agreement shall survive until February 7, 2034. The Confidentiality Agreement does not include a standstill provision.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.

Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards

Certain executive officers and directors of the Company hold (i) outstanding shares of Common Stock and (ii) options to purchase shares of Common Stock from the Company (each, a “Company Stock Option”) and restricted stock units with respect to Shares (each, a “Company RSU”) granted pursuant to a Company stock incentive or equity-related agreement or plan (a “Company Stock Plan”).

Shares of Common Stock

The Company’s executive officers and directors who tender the shares of Common Stock they own pursuant to the Offer will be entitled to receive the same Offer Price per share of Common Stock on the same terms and conditions as the other Company stockholders who tender their shares of Common Stock in the Offer. If the Merger is consummated, any Shares owned by an executive officer or director that were not tendered in the Offer will be converted into the right to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are converted in the Merger (the “Merger Consideration”).

Consideration for Shares of Common Stock

The approximate value of the consideration that each executive officer and director of the Company would receive in exchange for his or her shares of Common Stock in the Offer if they were to tender their shares of Common Stock, or otherwise have their Shares converted into Merger Consideration pursuant to the Merger, is set forth in the table below. The amounts set forth in the table below are based on the number of shares of Common Stock held or beneficially owned by the Company’s executive officers and directors as of July 6, 2022 and are calculated before any taxes that may be due on such amounts paid. The amounts set forth in the table below exclude shares of Common Stock subject to issuance pursuant to outstanding Company Stock Options and Company RSUs, which are described below.

Each of these Shares will be entitled to the right to receive (i) $1.45 per share in cash and (ii) one (1) CVR per Share if such Shares are tendered in the Offer or otherwise converted into the Merger Consideration pursuant to the Merger.

Name	Number of Shares of Common Stock	Cash Consideration for Shares of Common Stock	Contingent Consideration for Shares of Common Stock(1)
Executive Officers and Directors
Grant Bogle, President, Chief Executive Officer and Director	8,060	$11,687	$8,060
Jerald Korn, Chief Operating Officer	—	—	—
Jeffery L. Kutok, M.D., Ph.D., Chief Scientific Officer	13,542	$19,635	$13,542
Shefali Agarwal, M.D., Consultant, Former Executive Vice President, Chief Medical and Development Officer and Acting Chief Medical and Development Officer	50,060	$72,587	$50,060
Kenneth Bate, Director	8,060	$11,687	$8,060
Roy A. Beveridge, M.D., Director	20,341	$29,494	$20,341
Kevin T. Conroy, Director	53,324	$77,319	$53,324
Michael F. Giordano, M.D., Director	8,060	$11,687	$8,060
Carl Goldfischer, M.D., Director(2)	3,394,011	$4,921,315	$3,394,011
Pablo Legorreta, Director(3)	31,841,394	$46,170,021	$31,841,394
David M. Mott, Director(4)	322,453	$467,556	$322,453
Victoria Richon, Ph.D., Director	13,614	$19,740	$13,614
Carol Stuckley, Director	—	—	—
All of our executive officers and directors as a group (13 persons)	35,732,919	$51,812,732	$35,732,919

(1)

Amount payable in respect of CVRs, assuming that both of the Milestones are achieved such that the aggregate payments under the CVR for each Share will be $1.00. As discussed herein, the CVR payments are conditioned on the achievement of the Milestones set forth in the CVR Agreement and such Milestones may or may not be achieved.

(2)

Includes 3,380,951 shares of Common Stock held by entities affiliated with Bay City Capital, LLC, including Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. Bay City Capital Management V LLC (“GP V”) is the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. (collectively, “BCC V”). Bay City Capital LLC (“BCC LLC”) is the manager of GP V. Dr. Goldfischer is an investment partner and managing director of BCC LLC and shares voting and dispositive power with respect to shares held by BCC V.

(3)

Includes (i) 22,666,667 shares of Common Stock held of record by Royalty Pharma Investments 2019 ICAV (“RPI 2019 ICAV”) and (ii) 9,166,667 shares of Common Stock held of record by RPI Finance Trust (“RPIFT”). RP Management, LLC (“RP Management”) acts as the manager of RPI 2019 ICAV, RPIFT and investment vehicles that invest in RPI 2019 ICAV and RPIFT. Mr. Legorreta is the chief executive officer, beneficial owner and sole manager of RP Management. RPIFT and RPI 2019 ICAV each have shared voting power and shared dispositive power with RP Management and Mr. Legorreta over all of shares of common stock held of record by RPIFT and RPI 2019 ICAV, respectively.

(4)	Includes 106,959 shares of Common Stock held by the David Mott Declaration of Trust dated May 31, 2001 as amended.

Equity-Based Incentive Awards

The Company has granted to its executive officers and directors Company Stock Options and Company RSUs pursuant to a Company Stock Plan.

Company Stock Options

Pursuant to, and as further described in, the Merger Agreement, effective as of immediately prior to the Effective Time, each then-outstanding and unexercised Company Stock Option having an exercise price equal to or less than $1.23 (each such Company Stock Option, a “Cash-Out Option”) will vest in full and automatically be canceled and converted into the right to receive for each share of Common Stock subject to such Cash-Out Option: (i) the Merger Consideration (with the Cash Consideration being payable by the Surviving Corporation) minus (ii) the exercise price per share of such Cash-Out Option and less applicable tax withholding.

Pursuant to, and as further described in, the Merger Agreement, effective as of five business days prior to the Closing Date (as defined in the Merger Agreement), or such other date occurring prior to the Closing Date as may be determined by the Board in its discretion (the “Acceleration Date”), each then-outstanding and unexercised Company Stock Option having an exercise price greater than $1.23 (each, an “Exercisable Pre-Close Option”) shall vest in full and become exercisable up to and through the close of regular trading on the Nasdaq Stock Market on the second business day following the Acceleration Date (the “Last Exercise Date”), and will terminate and be of no further force or effect as of immediately prior to the Closing (as defined in the Merger Agreement) if not exercised by the holder on or prior to the close of regular trading on the Last Exercise Date.

The table set forth below provides information regarding the Company Stock Options held by the Company’s executive officers and directors as of July 6, 2022. The approximate value of the consideration that each executive officer and director of the Company would receive in exchange for his or her Cash-Out Options and, assuming that each such executive officer and director of the Company exercises any Exercisable Pre-Close Option having an exercise price greater than $1.23 and less than $2.45 following the Acceleration Date and on or before the Last Exercise Date (each such Company Stock Option, an “In-the-Money Option”), his or her In-the-Money Options is also set forth in the table below. The amounts set forth in the table below are based on the number of Cash-Out Options and In-the-Money Options held by the Company’s executive officers and directors as of July 6, 2022 and are calculated before any taxes that may be due on such amounts paid. The table assumes that no other Exercisable Pre-Close Options (i.e., those with an exercise price equal to or greater than $2.45) will have been exercised prior to their termination immediately prior to the Closing.

Name	Number of Shares subject to Company Stock Options	Number of Cash-Out Options	Cash Consideration for Cash-Out Options	Contingent Consideration for Cash-Out Options(1)	Number of In-the- Money Options	Cash Consideration for In-the- Money Options	Contingent Consideration for In-the- Money Options(1)
Executive Officers and Directors
Grant Bogle, President, Chief Executive Officer and Director	1,726,647	—	—	—	1,217,500	$64,700	$1,217,500
Jerald Korn, Chief Operating Officer	800,000	800,000	$248,000	$800,000	—	—	—
Jeffery L. Kutok, M.D., Ph.D., Chief Scientific Officer	866,904	—	—	—	380,000	$22,800	$380,00
Shefali Agarwal, M.D., Consultant, Former Executive Vice President, Chief Medical and Development Officer and Acting Chief Medical and Development Officer	1,341,837	—	—	—	500,000	$30,000	$500,000

Name	Number of Shares subject to Company Stock Options	Number of Cash-Out Options	Cash Consideration for Cash-Out Options	Contingent Consideration for Cash-Out Options(1)	Number of In-the- Money Options	Cash Consideration for In-the- Money Options	Contingent Consideration for In-the- Money Options(1)
Kenneth Bate, Director	175,710	41,006	$36,495	$41,006	—	—	—
Roy A. Beveridge, M.D., Director	124,304	41,006	$36,495	$41,006	—	—	—
Kevin T. Conroy, Director	150,711	41,006	$36,495	$41,006	—	—	—
Michael F. Giordano, M.D., Director	138,211	41,006	$36,495	$41,006	—	—	—
Carl Goldfischer, M.D., Director	183,043	41,006	$36,495	$41,006	—	—	—
Pablo Legorreta, Director	129,986	41,006	$36,495	$41,006	—	—	—
David M. Mott, Director	233,043	41,006	$36,495	$41,006	—	—	—
Victoria Richon, Ph.D., Director	132,653	41,006	$36,495	$41,006	—	—	—
Carol Stuckley, Director	124,304	41,006	$36,495	$41,006	—	—	—
All of our executive officers and directors as a group (13 persons)	6,127,353	1,169,054	$576,458	$1,169,054	2,097,500	$117,500	$2,097,500

(1)

Amount payable in respect of CVRs, assuming that both of the Milestones are achieved such that the aggregate payments under the CVR for each Cash-Out Option will be $1.00. As discussed herein, the CVR payments are conditioned on the achievement of the Milestones set forth in the CVR Agreement and such Milestones may or may not be achieved.

Restricted Stock Units

Pursuant to, and as further described in, the Merger Agreement, effective as of immediately prior to the Effective Time, each outstanding and unvested Company RSU shall vest in full and automatically be canceled and converted into the right to receive (i) from the Surviving Corporation an amount of cash equal to the product of (A) the total number of shares of Common Stock then underlying such Company RSU multiplied by (B) the Cash Consideration and (ii) one (1) CVR for each share of Company Common Stock underlying such Company RSU, in each case, less applicable withholding.

The approximate value of the consideration that each executive officer and director of the Company would receive in exchange for his or her Company RSUs is set forth in the table below. The amounts set forth in the table below are based on the number of Company RSUs held as of July 6, 2022 and are calculated before any taxes that may be due on such amounts.

Name	Number of Company RSUs	Cash Consideration for Company RSUs	Contingent Consideration for Company RSUs(1)
Executive Officers and Directors
Grant Bogle, President, Chief Executive Officer and Director	175,000	$253,750	$175,000
Jerald Korn, Chief Operating Officer	—	—	—
Jeffery L. Kutok, M.D., Ph.D., Chief Scientific Officer	81,021	$117,480	$81,021
Shefali Agarwal, M.D., Consultant, Former Executive Vice President, Chief Medical and Development Officer and Acting Chief Medical and Development Officer	107,292	$155,573	$107,292

Name	Number of Company RSUs	Cash Consideration for Company RSUs	Contingent Consideration for Company RSUs(1)
Kenneth Bate, Director	8,994	$13,041	$8,994
Roy A. Beveridge, M.D., Director	25,696	$37,259	$25,696
Kevin T. Conroy, Director	8,994	$13,041	$8,994
Michael F. Giordano, M.D., Director	8,994	$13,041	$8,994
Carl Goldfischer, M.D., Director	8,994	$13,041	$8,994
Pablo Legorreta, Director	8,994	$13,041	$8,994
David M. Mott, Director	8,994	$13,041	$8,994
Victoria Richon, Ph.D., Director	8,994	$13,041	$8,994
Carol Stuckley, Director	25,696	$37,259	$25,696
All of our executive officers and directors as a group (13 persons)	477,663	$692,608	$477,663

(1)

Amount payable in respect of CVRs, assuming that both of the Milestones are achieved such that the aggregate payments under the CVR for each Company RSU will be $1.00. As discussed herein, the CVR payments are conditioned on the achievement of the Milestones set forth in the CVR Agreement and such Milestones may or may not be achieved.

Existing Severance and Consulting Arrangements

Severance and Change in Control Plan

The Company maintains the Severance and Change in Control Plan (as amended through May 25, 2022) (the “Severance CIC Plan”). All of the Company’s executive officers, with the exception of Dr. Agarwal, are eligible to participate in the Severance CIC Plan. Under this plan, if the participant’s employment is (i) terminated by the Company without “cause” (as defined below), or (ii) terminated by the participant for “good reason” (as defined below), in either case, upon or within twelve months following a “change in control” (as defined in the Severance CIC Plan and which includes the transactions contemplated by the Merger Agreement), then the Company or its successor would be obligated to pay or provide the following benefits in addition to certain accrued obligations and contingent upon the executive’s timely execution and non-revocation of a severance and release of claims agreement (the “Severance Agreement”):

•

To the Chief Executive Officer (i.e., Mr. Bogle): (a) continued payment of his then-current base salary for a period of 18 months in accordance with the Company’s normal payroll practices, (b) a lump-sum payment equal to 150% of his target bonus for the year in which his employment is terminated, (c) should the participant timely elect and be eligible to continue receiving group medical coverage under COBRA and so long as the Company can provide the benefit without violating the nondiscrimination requirements of applicable law, continued payment of the share of the premium for such coverage that is paid by the Company for active and similarly situated employees who receive the same type of coverage for a period of 18 months, and (d) acceleration in full as of the effective date of the Severance Agreement of any unvested stock options, restricted stock unit awards and restricted stock awards held by the participant as of the termination date, subject, in each case, to all applicable taxes and withholdings. The Merger Agreement provides for acceleration of unvested stock options and restricted stock unit awards. See “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards.”

•

To Senior Executive level participants (i.e., Dr. Kutok, Mr. Korn): (a) continued payment of the participant’s then-current base salary for a period of 12 months in accordance with the Company’s normal payroll practices, (b) a lump-sum payment equal to 100% of the participant’s target bonus for the year in which the participant’s employment is terminated, (c) should the participant timely elect and be eligible to continue receiving group medical coverage under COBRA and so long as the Company can provide the benefit without violating the nondiscrimination requirements of applicable law, continued payment of the share of the premium for such coverage that is paid by the Company for active and similarly situated employees who receive the same type of coverage for a period of 12 months, and (d) acceleration in full as of the effective date of the Severance Agreement of any unvested stock options, restricted stock unit awards and restricted stock awards held by the participant as of the termination date, subject, in each case, to all applicable taxes and withholdings. The Merger Agreement provides for acceleration of unvested stock options and restricted stock unit awards. See “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards.”

For purposes of calculating the amounts described above, the participant’s base salary and target bonus will be the higher of (i) the base salary and target bonus in effect immediately prior to the change in control and (ii) the base salary and target bonus in effect immediately prior to the participant’s termination of employment.

The Severance CIC Plan provides for a cutback of payments (including severance payments under the Severance CIC Plan) if the payments would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), but only if such reduction would result in a greater net payment to the participant on an after-tax basis than he or she would have received without such reduction.

The Company reserves the right to modify, amend, or terminate the Severance CIC Plan, however such modification, amendment, or termination may not reduce or diminish any equity acceleration or severance benefits or other rights under the plan prior to the date of such modification, amendment, or termination without the consent of the participant to whom the benefits are owed. Notwithstanding the foregoing, no amendment to the plan following a change in control will be effective until the date that is twelve months following the change in control.

For purposes of the Severance CIC Plan, the term “cause” with respect to a termination upon or during the 12 month period following a change in control means (a) the participant’s conviction of, or plea of guilty or nolo contendere to, any felony; (b) the willful and continued failure by the participant (other than any such failure resulting from the participant’s incapacity due to physical or mental illness) to perform substantially the duties and responsibilities of the participant’s position after a written demand for substantial performance (providing a period of 15 days to cure) is delivered to the participant by the Company; (c) the material breach by the participant of the terms of any restrictive covenants or confidentiality agreement with the Company; or (d) the willful engaging by the participant in fraud or dishonesty which is demonstrably and materially injurious to the Company or its reputation, monetarily or otherwise. No act, or failure to act, on the participant’s part will be deemed “willful” unless committed or omitted by the participant in bad faith and without reasonable belief that the participant’s act or failure to act was in, or not opposed to, the best interest of the Company.

For purposes of the Severance CIC Plan, “good reason” means the occurrence, without the participant’s prior written consent, of any of the following events: (a) a material reduction in the participant’s authority, duties, or responsibilities; (b) the relocation of the principal place at which the participant provides services to the Company by at least 30 miles and to a location such that his or her daily commuting distance is increased; or (c) a material reduction of the participant’s base salary. No resignation will be treated as a resignation for “good reason” unless (i) the participant has given written notice to the Company of his or her intention to terminate his or her employment for good reason, describing the grounds for such action, no later than 90 days after the first occurrence of such circumstances, (ii) the participant has provided the Company with at least 30 days in which to cure the circumstances, and (iii) if the Company is not successful in curing the circumstances, the participant ends his or her employment within 30 days following such cure period.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Severance CIC Plan attached hereto as Exhibit (e)(5) and incorporated herein by reference.

Consulting Agreement with Shefali Agarwal, M.D.

In connection with her resignation from her position as Executive Vice President, Chief Medical and Development Officer of the Company, on April 6, 2022, the Company entered into a consulting agreement with Shefali Agarwal, M.D. (the “Agarwal Consulting Agreement”). The Agarwal Consulting Agreement provides that, if upon or within 12 months of a “change in control” (as defined in the Severance CIC Plan), the Agarwal Consulting Agreement is terminated by the Company or by Dr. Agarwal upon not less than 30-days’ notice for any reason, and provided Dr. Agarwal executes and allows to become effective a release of claims in favor of the Company (the “Release Condition”), any then-outstanding and unvested Company Stock Options or Company RSUs held by Dr. Agarwal as of the date of such termination will vest and, if applicable, become exercisable in full. In addition, if the Agarwal Consulting Agreement is terminated by the Company upon not less than 30-days’ notice for any reason following a “change in control” (as defined in the Severance CIC Plan) and before April 6, 2023, then, subject to satisfaction of the Release Condition, (i) Dr. Agarwal will continue to receive consulting fees (at the rate of $20,833 per month) until April 6, 2023, and (ii) Dr. Agarwal will be paid a performance bonus of up to $500,000. Pursuant to the Agarwal Consulting Agreement, Dr. Agarwal received a lump-sum payment of $250,000 (the “Advance”), subject to applicable taxes and withholdings. If Dr. Agarwal terminates the Agarwal Consulting Agreement upon not less than 30-days’ notice for any reason prior to April 6, 2023, then, within ten days of such termination, Dr. Agarwal must return a pro-rated portion of the Advance to the Company based on the number of full months Dr. Agarwal provided services under the Agarwal Consulting Agreement.

Compensation Arrangements Entered into in Connection with the Transactions

Executive Officer and Director Arrangements Entered into Following the Execution of the Merger Agreement and Prior to the Consummation of the Merger

In connection with the Transactions, on June 29, 2022, the Company provided letter agreements to certain Company employees, including each of Mr. Korn and Dr. Kutok (the “Special Recognition Letters”), which were subsequently entered into by the parties. Pursuant to his Special Recognition Letter, each of Mr. Korn and Dr. Kutok will receive, subject to the closing of the Merger, a payment of $200,000 (the “Special Recognition Payment”). The Special Recognition Payment will be paid in a lump sum, less applicable tax withholdings, on the later of September 30, 2022 or the Company payroll cycle following the closing of the Merger (the “Special Recognition Payment Date”). If Mr. Korn or Dr. Kutok voluntarily terminates his service relationship with the Company prior to the Special Recognition Payment Date, he will forfeit his right to the Special Recognition Payment. If Mr. Korn’s or Dr. Kutok’s position is eliminated by the Company or he is otherwise terminated without cause after the closing of the Merger and prior to September 30, 2022, he will remain eligible for the Special Recognition Payment.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s executive officers or directors have entered into any agreements or arrangements with the Parent, the Company or their respective affiliates regarding continued service with the Parent, the Company or their respective affiliates after the Effective Time, it is possible that the Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Pursuant to the Merger Agreement, the Parent has agreed to provide (or cause to be provided) to each employee of the Company and its subsidiaries (a “Company Employee”) for the period of one year following the Effective Time (or such shorter period during which the Company Employee remains employed): (i) a base salary or wage rate no less favorable than the base salary or wage rate provided to such employee immediately before the Acceptance Time, (ii) a commission opportunity no less favorable than the commission opportunity provided to such employee immediately before the Acceptance Time, (iii) an annual bonus opportunity for 2022 no less favorable than the annual bonus opportunity provided to such employee immediately before the Acceptance Time and (iv) other employee benefits that are substantially comparable, in the aggregate, to the other benefits provided to such employee immediately before the Acceptance Time (excluding any equity-based arrangements or plans).

Pursuant to the Merger Agreement, the Parent has also agreed to cause the Surviving Corporation to carry out all of its responsibilities under all employee benefit plans maintained or contributed to by the Company or any of its subsidiaries or affiliates other than those required by law (the “Company Employee Plans”) and all employment, severance and termination plans and agreements and all other contracts, agreements, arrangements, policies, plans and commitments of the Company and the subsidiaries of the Company as in effect immediately prior to the Acceptance Time that are applicable to any current or former employees or directors of the Company or any subsidiary of the Company, including under the Company’s severance practices, in each case in accordance with their terms as in effect immediately before the Acceptance Time.

Pursuant to the Merger Agreement, the Parent has further agreed that, for all purposes under the employee benefit plans and other compensatory arrangements of the Parent and its subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”) other than to the extent that it would result in a duplication of benefits, each Company Employee shall be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Acceptance Time, to the same extent as such Company Employee was entitled, before the Acceptance Time, to credit for such service under any similar Company Employee Plan in which such Company Employee participated or was eligible to participate immediately prior to the Acceptance Time.

In addition, pursuant to the Merger Agreement, the Parent has agreed that (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any New Plans to the extent coverage under such New Plan is of the same type as the Company Employee Plan in which such Company Employee participated immediately before the Acceptance Time (such plans, collectively, the “Old Plans”); (ii) the Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of any New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan of the Company or its subsidiaries in which such Company Employee participated immediately prior to the Acceptance Time; and (iii) the Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Nothing in the Merger Agreement will (x) otherwise prohibit the Parent or any of its subsidiaries from amending or terminating (in accordance with any applicable terms) or will be construed as creating or amending any Company Employee Plans or any other compensation or benefit plans, programs, policies, practices, agreements and arrangements sponsored or maintained by the Company, Parent or any of their subsidiaries or (y) otherwise require the Parent or any of its subsidiaries to create or continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Effective Time or to employ any particular person on any particular terms.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the transactions contemplated by the Merger Agreement that is payable or may become payable to each of the Company’s named executive officers. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur, and are not reduced by any Code Section 4999 best-net cutback or any other reduction, including reductions for applicable withholding taxes, that might apply. As a result, the actual amounts that may be paid to a named executive officer in connection with the transactions contemplated by the Merger Agreement may differ materially from the amounts set forth in the table below. For a detailed description of the treatment of outstanding equity-based incentive awards under the Merger Agreement, please refer to “—Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards” and for additional details regarding the terms of the payments described below, please refer to “—Existing Severance and Consulting Arrangements” and “—Compensation Arrangements Entered into in Connection with the Transactions.”

The table below assumes that: (i) the Effective Time will occur on July 6, 2022; (ii) the employment of each named executive officer will be terminated on such date in a manner entitling such named executive officer to receive severance payments and benefits under the terms of the Severance CIC Plan or Agarwal Consulting Agreement, as applicable; (iii) Mr. Korn and Dr. Kutok will each receive a Special Recognition Payment; and (iv) the named executive officers’ base salary rates and target bonus opportunities remain unchanged. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the transactions contemplated by the Merger Agreement, and do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest in accordance with to their terms, absent the transactions contemplated by the Merger Agreement. The individuals named below represent the named executive officers identified in the Company’s proxy statement on Schedule 14A for the 2022 Annual Meeting of Stockholders, dated and filed with the SEC on March 30, 2022.

Golden Parachute Compensation(1)

Name	Cash(2)	Equity(3)	Perquisites(4)	Total
Grant Bogle, President, Chief Executive Officer and Director	$1,670,625	$1,710,950	$24,635	$3,406,210
Shefali Agarwal, M.D., Consultant, Former Executive Vice President, Chief Medical and Development Officer and Acting Chief Medical and Development Officer	$940,275	$792,865	$0	$1,733,140
Jeffery L. Kutok, M.D., Ph.D., Chief Scientific Officer	$866,400	$601,301	$17,483	$1,485,186
Robert Bazemore, Former President and Chief Executive Officer	$0	$271,382	$0	$271,382
Paolo Tombesi, Former Chief Financial Officer	$0	$0	$0	$0
Matthew Ros, Former Executive Vice President, Chief Strategy and Business Officer	$0	$0	$0	$0
Victoria Vakiener, Former Chief Commercial Officer	$0	$0	$0	$0

(1)

The conditions under which each of these payments and benefits are to be provided are described in further detail under the heading “—Arrangements between the Company and its Executive Officers, Directors and

Affiliates—Existing Severance and Consulting Arrangements” and “—Compensation Arrangements Entered into in Connection with the Transactions” set forth above.
(2)

For Mr. Bogle and Dr. Kutok, this amount represents the cash payments payable to him under the terms and conditions of the Severance CIC Plan upon the termination of the executive’s employment by the Company without “cause,” or by the executive for “good reason,” in either case, upon or within twelve months following a “change in control,” and, for Dr. Kutok, also includes the Special Recognition Payment. For Dr. Agarwal, this amount includes the full amount of the Advance and also includes the cash payments payable to her under the terms and conditions of the Agarwal Consulting Agreement if the Agarwal Consulting Agreement is terminated by the Company upon not less than 30-days’ notice for any reason following a “change in control” and before April 6, 2023. For Mr. Bogle and Dr. Kutok, the annual base salary amounts listed in the chart below are 1.5 times and one times, respectively, each of his respective annual base salary amounts, and the target annual bonus amounts are 1.5 times and one times, respectively, each of his respective target annual bonus amounts. For Dr. Agarwal, the consulting fee amount listed in the chart below represents payment of consulting fees at a monthly rate of $20,833 per month for approximately 9 months, and the performance bonus is the maximum amount of the performance bonus that could be paid under the Agarwal Consulting Agreement.

Name	Multiple of Annual Base Salary	Multiple of Target Annual Bonus	Special Recognition Payment	Consulting Fees	Performance Bonus	Consulting Advance	Total
Grant Bogle	$1,012,500	$658,125	$0	$0	$0	$0	$1,670,625
Shefali Agarwal, M.D.	$0	$0	$0	$190,275	$500,000	$250,000	$940,275
Jeffery L. Kutok	$476,000	$190,400	$200,000	$0	$0	$0	$866,400

(3)

Represents the aggregate value of the consideration to be paid to each named executive officer in respect of outstanding unvested Cash-Out Options and Company RSUs, in each case, the vesting of which is accelerated immediately prior to the Effective Time that will be canceled and cashed out pursuant to the terms of the Merger Agreement and, for Mr. Bogle and Drs. Kutok and Agarwal, the aggregate value of the consideration to be paid to each of Mr. Bogle and Drs. Kutok and Agarwal in respect of outstanding and unvested In-the-Money Options assuming that each such named executive officer exercises his or her In-the-Money Options following the Acceleration Date and before the Last Exercise Date. The amounts set forth in the table do not include any value for the other Exercisable Pre-Close Options (i.e. those with an exercise price greater than $2.45) that are accelerated in connection with the Merger and its assumes that no named executive officer will exercise any other Exercisable Pre-Close Option (i.e., those with an exercise price greater than $2.45) in connection with the Closing because all Exercisable Pre-Close Options held by the named executive officers, except for Mr. Bogle and Drs. Kutok and Agarwal, have exercise prices that exceed the total possible cash component of the Merger Consideration. For the number of Company Stock Options held by each named executive officer and for more information on the treatment of such awards under the Merger Agreement, please see the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares of Common Stock and Equity-Based Incentive Awards.” The amount is based on the per share amount of Merger Consideration comprised of (i) cash in the amount of $1.45 per share and (ii) the maximum potential value of each CVR being $1.00.

(4)

Amount shown represents the estimated value of continued employee benefit plan coverage and participation that would be provided under the Severance CIC Plan following the termination of the executive’s employment by the Company without “cause,” or by the executive for “good reason,” in either case, upon or within twelve months following a “change in control.” The estimated amounts shown in this column are based on the benefit levels in effect on July 6, 2022, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Therefore, if benefit levels are changed after such date, actual payments to a named executive officer may be different than those listed in this column.

Indemnification, Advancement and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain indemnification and advancement rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time.

The Merger Agreement provides that from and after the Acceptance Time, each of the Parent and, from and after the Effective Time, the Surviving Corporation will, jointly and severally, indemnify and hold harmless each person who is or was, or becomes prior to the Effective Time, a director, manager or officer of the Company or any of its subsidiaries (each such person, an “Indemnified Party”) against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under ERISA), and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), arising out of or pertaining to the fact that the Indemnified Party is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would be required to indemnify such person under the DGCL, the Company’s certificate of incorporation or bylaws (as in effect as of the date of the Merger Agreement) or the D&O Indemnification Agreement (as defined below) with such person. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such action, suit or proceeding and any appeal therefrom from each of the Parent and the Surviving Corporation to the fullest extent that the Company would be required to advance expenses to such person under the certificate of incorporation or bylaws of the Company or the D&O Indemnification Agreement with such person, within 10 business days of receipt by the Parent or the Surviving Corporation from the Indemnified Party of a request therefor; provided, that any Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by the DGCL in the event that the Company was providing the advancement, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable law.

The Merger Agreement further provides that the Parent shall cause all rights to indemnification, advancement of expenses and exculpation from liabilities by the Company or its subsidiaries existing in favor of Indemnified Parties for their acts and omissions as directors and officers, employees or agents of the Company or its subsidiaries occurring at or prior to the Effective Time, as provided in the Company’s certificate of incorporation or bylaws (as in effect as of the date of the Merger Agreement) and as provided in any indemnification agreements between the Company and certain specified Indemnified Parties (collectively, the “D&O Indemnification Agreements”), to survive the Merger and be observed and performed by the Surviving Corporation and any applicable subsidiaries to the fullest extent permitted by the DGCL for a period of six years from the Effective Time, which provisions governing such rights shall not be amended, repealed, abrogated or otherwise modified in any manner that would adversely affect any Indemnified Parties.

The Merger Agreement also provides that the Surviving Corporation shall either (i) maintain, and the Parent shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) (the “Current D&O Insurance”), so long as the annual premium therefor would not exceed the 300% of the last annual premium paid prior to the Effective Time for the Current D&O Insurance (the “Maximum Premium”), or (ii) purchase a six-year extended reporting period endorsement with respect to the Current D&O Insurance and maintain such endorsement in full force and effect for its full term. If the Company’s or the Surviving Corporation’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain, and the Parent shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to each Person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time a director, manager or officer of the Company or any of its Subsidiaries (each, an “Indemnified Party” and collectively the “Indemnified Parties”) than the Current D&O Insurance (a “Reporting Tail Endorsement”). The Company may, prior to the Acceptance Time, purchase a Reporting Tail Endorsement, provided that the Company does not pay more than six times the Maximum Premium for such Reporting Tail Endorsement. If a Reporting Tail Endorsement has been purchased by the Company prior to the Acceptance Time, the Parent shall cause such Reporting Tail Endorsement to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Corporation. Pursuant to the terms of the Merger Agreement, if the Parent or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other entity and it is not the surviving entity of such consolidation or merger; (ii) transfers all or substantially all of its properties and assets to any entity or person; or (iii) consummates any division or conversion, then, and in each such case, the Parent or the Surviving Corporation, as applicable will ensure that their successors and assigns, will assume and succeed to the obligations described above and in the Merger Agreement.

The rights of each Indemnified Party under the Merger Agreement with respect to the Reporting Tail Endorsement are in addition to, and not in limitation of, any other rights such Indemnified Party may have under the organizational documents of the Company or the Surviving Corporation, under any other indemnification arrangement, under the DGCL or otherwise. The rights will survive the Acceptance Time and will also survive consummation of the Merger and the Effective Time. The terms of the Merger Agreement described in this section are intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, representatives, successors and assigns.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Acceptance Time, the Company will not enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the Board (each member of which the Board determined is an “independent director” within the meaning of the applicable continued listing requirements of the Nasdaq Stock Market and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) will have taken all necessary steps to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

Section 16 Matters

The Merger Agreement provides that, prior to the Effective Time, the Company must take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company and who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation

Recommendation of the Special Committee and the Board

At a meeting held on June 26, 2022, the Special Committee reviewed the terms and conditions of the Offer and the Merger with the assistance of the Company’s legal and financial advisors and unanimously recommended that the Board (i) approve and declare the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) declare that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement; (iii) declare that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders; and (iv) recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

At a meeting held on June 26, 2022, after careful consideration, the Board, upon the recommendation of the Special Committee, among other things, unanimously: (i) approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement; (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders; and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Board unanimously recommends on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

A copy of the joint press release issued by the Parent and the Company, dated June 27, 2022, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

In connection with its ongoing review of the Company’s strategic plans and financing needs, at a regularly scheduled meeting of the Board held by video conference on January 28, 2022 (the “January 28 Meeting”), the Board established a special committee (the “Special Committee”) to work with management in connection with the exploration and consideration of a possible strategic transaction, a possible equity financing and a possible restructuring or refinancing of the Company’s outstanding indebtedness under its amended and restated loan agreement (the “secured term loan facility”) with BioPharma Credit PLC (the “Collateral Agent”) and BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership (as transferee of BioPharma Credit Investments V (Master) LP’s interest as a lender) (the “Lenders”).

At the January 28 Meeting, the Board discussed the composition of the Special Committee, including the need for independent and disinterested directors to serve on it. Following these discussions, the Board formed the Special Committee, comprised of five independent directors: Kenneth Bate, Kevin T. Conroy, Carl Goldfischer, David M. Mott and Carol Stuckley. The Board expressly excluded one of its members, Pablo Legorreta, from serving on the Special Committee because Mr. Legorreta is a co-founder of Pharmakon Advisors, LP (“Pharmakon”), which is an affiliate of the Collateral Agent and the Lenders.

The Board delegated authority to the Special Committee to, among other things, (1) direct the process for the review and evaluation of any potential transaction or financing, (2) identify and engage appropriate advisors in connection with a potential transaction or financing, (3) review, evaluate, investigate, pursue, negotiate and reject the terms of any potential transaction or financing, and (4) recommend to the full Board what action, if any, should be taken by the Board and the Company with respect to a potential transaction or financing.

As a result of an outreach by the Parent to the Company in late December 2021 to explore a possible business relationship with respect to TAZVERIK, on January 10, 2022, representatives of the Company and the Parent met by video conference during the J.P. Morgan Annual Health Care Conference.

On January 20, 2022, representatives of the Company and the Parent met at the Parent’s U.S. offices and discussed further a potential business transaction. The Parent expressed interest in acquiring rights for TAZVERIK for the United States. While the representatives of the Company and the Parent determined that the economic terms of a co-commercialization arrangement for TAZVERIK were unlikely to work for either party, they agreed to continue exploring other potential types of transactions.

On February 3, 2022, Grant Bogle, the Company’s President and Chief Executive Officer and a member of the Board, and Mr. Mott, Chair of the Board, met by video conference with representatives of Jefferies LLC (“Jefferies”) to discuss engaging Jefferies to explore a potential debt restructuring and a potential equity financing for the Company.

Following preliminary discussions between Mr. Bogle and a representative of MTS Health Partners, L.P. (“MTS”) earlier in the month, on February 7, 2022, Mr. Bogle, Mr. Mott, Joe Beaulieu, the Company’s Senior Vice President, Head of Finance, and John Weidenbruch, the Company’s Senior Vice President, General Counsel and Secretary, discussed a proposal from MTS to act as a financial advisor to the Company for a potential strategic transaction. Later on February 7, 2022, Mr. Bogle and Mr. Beaulieu met by video conference with representatives of Jefferies to discuss strategies for a potential debt restructuring or equity financing.

Effective February 7, 2022, the Company and the Parent entered into the Confidentiality Agreement. The Confidentiality Agreement did not include a standstill provision.

On February 9, 2022, representatives of the Company and Jefferies discussed potential equity financing strategies for the Company.

On February 11, 2022, the Special Committee met by video conference with representatives of the Company’s senior management in attendance. The Special Committee discussed a schedule for Committee meetings, process and timing considerations, proposals from MTS and Jefferies and the Company’s initial interactions with the Parent.

The price of the Common Stock at market close on February 11, 2022, the date of the first meeting of the Special Committee, was $1.63 per share (down from $2.68 on the first trading day of the year).

On February 14, 2022, representatives of the Company and the Parent met at the Parent’s U.S. offices where the Company representatives made a confidential presentation providing an overview of the Company and its clinical development and commercialization strategies for TAZVERIK. After the presentation, representatives of the Parent indicated that the Parent planned to make a proposal, potentially for an asset sale transaction, in early March 2022.

On February 15, 2022 (the “February 15 Meeting”), the Special Committee held a meeting by video conference with Mr. Bogle and other members of the Company’s senior management in attendance. Mr. Bogle updated the Special Committee on discussions with the Parent in regard to a potential transaction, including a possible asset sale transaction. The Special Committee directed the Company’s management to continue discussions with the Parent.

At the February 15 Meeting, Mr. Bogle and senior management also presented a proposal to engage both MTS and Jefferies to serve as financial advisors regarding a potential strategic transaction, equity financing or debt restructuring. The Special Committee resolved for the Company to engage MTS and Jefferies as its financial advisors based on, among other things, MTS’ and Jefferies’ qualifications, reputation and experience, including in the health and life science space. The Special Committee determined that MTS would lead outreach for a potential strategic transaction and that Jefferies would lead outreach for a potential equity financing and support the Company in its efforts to effect a refinancing or restructuring of the Company’s indebtedness under the secured term loan facility. With the Special Committee’s authorization, the Company executed an engagement letter with each of MTS and Jefferies on April 27, 2022 and April 22, 2022, respectively.

The price of the Common Stock at market close on February 15, 2022 was $1.62 per share.

On February 21, 2022, the Parent submitted an initial diligence request to the Company.

On March 2, 2022, Mr. Bogle met with the chief executive officer of a party referred to as Party A and discussed the possibility of a “merger of equals” transaction between the two companies. On March 3, 2022, the Company and Party A entered into a confidentiality agreement. The confidentiality agreement did not include a standstill provision.

On March 3, 2022, members of senior management of the Company met with representatives of MTS and Jefferies in Jefferies’ New York City offices for an organizational meeting to introduce the prospective MTS and Jefferies team members to the Company’s management and to discuss an overall approach for running a strategic transaction process while simultaneously exploring a potential equity financing or debt restructuring.

In response to the diligence questions submitted by the Parent on February 21, 2022, the Company made presentations by video conference to the Parent on March 7, 2022 and March 9, 2022, including an overview of the Company’s clinical strategy.

The Special Committee held a meeting by video conference on March 9, 2022 (the “March 9 Meeting”) with members of the Company’s senior management and representatives of MTS and Jefferies in attendance. At the March 9 Meeting, Mr. Bogle updated the Special Committee on plans for the timing for outreach to parties potentially interested in considering a strategic transaction with the Company. Mr. Bogle outlined a proposed process for exploring both a strategic transaction and a potential equity financing or debt restructuring.

At the March 9 Meeting, representatives of Jefferies presented a possible timeline for negotiations with Pharmakon regarding a potential restructuring of the Company’s indebtedness under the secured term loan facility. In addition, the Jefferies representatives reviewed Jefferies’ recent outreach to investors regarding a potential equity financing. They indicated their belief, based on feedback from investors, that investors might be more willing to engage in equity financing discussions once a debt restructuring with Pharmakon has been agreed upon and suggested that the pool of potential investors could be broadened following further discussions with Pharmakon. Mr. Bogle commented on his recent discussions with Pharmakon regarding a potential debt restructuring.

Also at the March 9 Meeting, a representative of MTS discussed a proposed timeline for discussions with parties interested in a possible strategic transaction, updated the committee on the development of slide presentations and other background materials and reviewed a list of 17 mid-size oncology companies that they suggested be contacted by the Company, MTS and Jefferies and the potential timing for planned outreach to those companies. Tanja Weber, the Company’s Chief Business Officer, discussed planned discussions with Party A in regard to a potential “merger of equals” transaction. Ms. Weber also provided an update on recent discussions between the Company and the Parent. Following a discussion, the Special Committee directed management and the Company’s advisors to pursue the proposed next steps and outreach discussed during the meeting.

The price of the Common Stock at market close on March 9, 2022 was $1.55 per share.

On March 17, 2022, representatives of the Company and Pharmakon met by video conference to discuss a potential restructuring of the secured term loan facility and the process and timetable for such a restructuring.

On March 21, 2022, representatives of the Company and Party A met at Party A’s offices where they shared high-level overviews of their respective businesses.

On March 21, 2022, the Parent sent the Company a diligence tracker. Both the Company’s and the Parent’s teams used this document to track all diligence questions and responses until completion of diligence and, ultimately, execution of the merger agreement on June 27, 2022. During this period, representatives of the Company and the Parent’s diligence team held more than 12 separate in-person and virtual diligence meetings on topics that included pre-clinical operations, clinical operations, alliances, commercial, biostatistics, finance and tax, real estate, information technology and human resources.

Following the discussions at the March 9 Meeting, the Company, MTS and Jefferies initiated outreach on March 24, 2022 to the 17 mid-size oncology companies discussed at the March 9 Meeting as directed. Only one of the parties approached, a mid-size oncology company referred to as Party B, expressed possible interest in a strategic transaction at that time.

On March 29, 2022, Mr. Bogle held a video conference with representatives of Pharmakon to provide a general update on the Company’s clinical development strategy. Later that day, Mr. Bogle and representatives of MTS held a video conference with representatives of Pharmakon to provide them with a general understanding of the Company’s process for exploring the possibility of a strategic transaction, the timeline and the likelihood of success of the process.

On March 29, 2022, representatives of the Company and the Parent met by video conference to discuss the Company’s clinical programs, while other representatives of the Company and the Parent met in person at the Parent’s U.S. offices to discuss a potential business transaction.

On March 30, 2022, the Company received a non-binding proposal from the Parent to purchase the Company’s assets relating to TAZVERIK, as well as up to two of the Company’s additional pipeline programs, for cash consideration of $310 million and the potential to receive cash milestone payments of up to $320 million (the “asset acquisition offer”).

On April 1, 2022, Mr. Bogle spoke by phone with the chief executive officer of a party referred to as Party C regarding a potential “merger of equals” transaction. The Company and Party C had previously discussed a potential strategic transaction in the first half of 2021 and had entered into a confidentiality agreement that had expired in January 2022. Following Mr. Bogle’s conversation on April 1, 2022, the parties discussed amending and extending that confidentiality agreement to further discuss a potential “merger of equals” transaction. Ultimately, discussions with Party C were discontinued when Party C entered into a strategic transaction with another party in April 2022.

At a meeting of the Special Committee by video conference on April 5, 2022 (the “April 5 Meeting”) at which members of the Company’s senior management and representatives of MTS and Jefferies were in attendance, Mr. Bogle updated the Special Committee on the status of outreach and discussions to date in connection with a possible strategic transaction, a possible restructuring of the Company’s indebtedness and a possible equity financing.

At the April 5 Meeting, the representatives of MTS and Jefferies reviewed with the Special Committee the Parent’s asset acquisition offer, including the economic terms of the offer and the Parent’s desire to hire certain employees from the Company’s development and commercial organizations as part of a transaction. The Special Committee considered the asset acquisition offer, including the associated economic terms, and concluded that an asset sale transaction was not in the best interest of the Company and its stockholders because a sale of the

Company’s primary assets, including tazemetostat, would effectively function as a sale of the Company without a control premium or direct payment to stockholders and leave the Company with the obligation to address its outstanding liabilities, particularly its indebtedness under the secured term loan facility. The Special Committee directed the Company’s management and advisors to engage in further discussions with the Parent regarding an acquisition of the entire Company instead. As part of his update to the Special Committee, Mr. Bogle reviewed the parties that had been approached by MTS and Jefferies regarding a potential strategic transaction or a potential financing transaction as approved at the March 9 Meeting. Following a discussion, the Special Committee directed the Company’s management and advisors to continue discussions with the targeted parties, as well as the discussions regarding potential “merger of equals” transactions.

Also at the April 5 Meeting, Mr. Bogle provided an update on discussions with Pharmakon. He noted that Pharmakon had advised him that it might consider renegotiating the secured term loan facility if a significant paydown of principal were to occur. Representatives of MTS and Jefferies discussed preparing additional preliminary financial information of the Company for the Special Committee’s consideration at a future meeting. A representative of Jefferies reviewed a list of 27 potential investors that Jefferies proposed to approach regarding a potential equity financing. Following a discussion, the Special Committee directed the Jefferies team to contact the identified parties.

The price of the Common Stock at market close on April 5, 2022 was $1.13 per share.

On April 8, 2022, Mr. Bogle and Ms. Weber conveyed to representatives of the Parent the Special Committee’s feedback regarding the asset acquisition offer and the Company’s willingness to engage in discussions with the Parent regarding an acquisition of the entire Company instead.

On April 13, 2022, Mr. Bogle spoke again with the chief executive officer of Party A regarding a potential strategic transaction, with both agreeing to conduct more in-depth meetings in the near future.

On April 14, 2022, representatives of the Company and the Parent had a follow up discussion regarding the Company’s rejection of the asset acquisition offer and the possibility of an offer to purchase the entire Company. The Parent indicated that it would submit an offer in the coming weeks.

On April 18, 2022, representatives of the Company and Jefferies reached out to a party referred to as Party D to discuss a potential equity investment and a debt facility that could be used to refinance the Company’s indebtedness under the secured term loan facility.

The Special Committee held a meeting by video conference on April 19, 2022 (the “April 19 Meeting”) with other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives of MTS and Jefferies in attendance. Mr. Bogle updated the Special Committee on the status of outreach and discussions to date in connection with a possible strategic transaction, a possible restructuring of the Company’s indebtedness and a possible equity financing. Ms. Weber provided an update on discussions with the Parent.

During the April 19 Meeting, representatives of MTS and Jefferies updated the Special Committee on outreach efforts for a potential strategic transaction. They noted that of the 17 mid-size oncology companies that MTS, Jefferies and the Company had approached, 15 companies had, for varying reasons including lack of strategic fit, concern about limited near-term growth potential of TAZVERIK, and different geographic market focus, declined to further engage. They then noted that three parties were still interested in further engaging: (1) the Parent was expected to revert with an offer to acquire the entire Company, (2) Party A had entered into a confidentiality agreement to discuss a possible “merger of equals” transaction and (3) Party B had requested and was negotiating a confidentiality agreement in order to further explore a strategic transaction with the Company. Mr. Bogle noted that, since April 7, 2022, 31 potential investors had been contacted by the Company and/or Jefferies in regard to potentially participating in an equity financing for the Company.

Mr. Bogle indicated to the Special Committee that none of the potential investors approached had expressed an interest in participating in a potential equity financing, but that he and Jefferies believed that there may be some interest if there was a better understanding of the potential terms of a concurrent debt restructuring. Mr. Bogle provided an update on discussions with Pharmakon and indicated that he had a scheduled in-person meeting with Pharmakon. Finally, Mr. Beaulieu reviewed a cash-flow analysis evaluating different levels of equity financing that could be raised, the potential paydown of the secured term loan facility and the corresponding impact on the Company’s cash runway.

The price of the Common Stock at market close on April 19, 2022 was $0.75 per share.

On April 22, 2022, representatives of the Company and the Parent met in person at the Parent’s U.S. offices to discuss a potential acquisition of the entire Company.

On April 26, 2022, representatives of the Company, Jefferies and Pharmakon met in person at Jefferies’ offices in New York City to discuss the potential restructuring of the Company’s indebtedness under the secured term loan facility.

On April 29, 2022, representatives of the Company made a confidential virtual presentation to representatives of Party A.

On May 2, 2022, representatives of the Company and Jefferies had further discussions with Pharmakon regarding the terms of a potential debt restructuring. Between May 3, 2022 and May 7, 2022, the parties continued to have further discussions, during which Pharmakon indicated a willingness to restructure the Company’s indebtedness under the secured term loan facility conditioned on certain terms and conditions, including an equity financing and a minimum repayment of outstanding principal under the secured term loan facility.

On May 5, 2022 (the “May 5 Meeting”), the Special Committee held a meeting by video conference with other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives of MTS and Jefferies in attendance. Mr. Bogle updated the Special Committee on the status of outreach and discussions to date in connection with a possible strategic transaction, a possible restructuring of the Company’s indebtedness and a possible equity financing. Representatives of MTS reviewed with the Special Committee preliminary financial information that was developed to assist in the assessment of any potential strategic transaction. They also reviewed recent trends in the Company’s stock price and recent M&A transactions that had occurred within the biopharmaceutical industry. Finally, representatives of MTS and Jefferies discussed recent outreach efforts, noting that, since outreach began in March 2022, 16 of the 17 mid-size oncology companies approached had declined to consider a strategic transaction with the Company. The representatives also discussed the possibility of approaching global oncology companies.

The price of the Common Stock at market close on May 5, 2022 was $0.67 per share.

On May 6, 2022, representatives of Party A made a confidential virtual presentation to representatives of the Company.

On May 9, 2022, Party B entered into a confidentiality agreement with the Company. The confidentiality agreement included, among other provisions, a standstill provision that would cease to apply by its terms upon the Company’s entry into a definitive agreement to be acquired by another party. Later on May 9, 2022, representatives of the Company provided a confidential presentation to representatives of Party B.

On May 12, 2022, Party B declined to further pursue a transaction with the Company, citing the commercial potential of TAZVERIK in its current indications and the continued development costs required to achieve that commercial potential.

Also on May 12, 2022, representatives of Party D held a teleconference with representatives of the Company and Jefferies to discuss a new debt facility to refinance the secured term loan facility.

On May 13, 2022, Party D provided the Company with an initial proposal for the debt facility, indicating that it would be conditioned upon an equity financing.

On May 13, Mr. Bogle called the chief executive officer of Party A to follow up on Party A’s interest in a potential strategic transaction with the Company. The Party A chief executive officer advised Mr. Bogle that Party A was no longer interested in pursuing a transaction with the Company because of its belief that the near-term growth potential of TAZVERIK was limited, coupled with the significant investment required to fund the clinical development program.

Following up on its discussions with the Company between May 3, 2022 and May 7, 2022, on May 13, 2022, Pharmakon provided the Company an updated offer of terms for a potential debt restructuring (the “May 13 restructuring proposal”). Under the May 13 restructuring proposal Pharmakon proposed to extend the amortization of payments under the secured term loan facility provided that the Company consummated an equity financing with a minimum amount of the proceeds being used to repay outstanding principal under the secured term loan facility. Following the May 13 restructuring proposal, between May 13, 2022 and May 16, 2022, Mr. Bogle, Mr. Beaulieu and representatives of Pharmakon continued the negotiation of the terms of a potential debt restructuring under the secured term loan facility.

On May 16, 2022, a party referred to as Party E contacted the Company’s management expressing interest in exploring a strategic transaction.

From May 16 to June 24, 2022, representatives of the Company held numerous virtual diligence sessions with Party D.

On May 16, 2022, the Parent submitted a non-binding indication of interest to acquire the entire Company for $1.10 per Share in cash, subject to being granted negotiating exclusivity through June 17, 2022 (the “initial offer”).

At a meeting by video conference of the Special Committee on May 18, 2022 (the “May 18 Meeting”) at which the other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives of MTS and Jefferies were in attendance, Mr. Bogle updated the Special Committee on the status of outreach and discussions to date in connection with a possible strategic transaction, a possible restructuring of the Company’s indebtedness and a possible equity financing. Representatives of MTS and Jefferies shared an update on the outreach regarding a possible strategic transaction and reviewed the initial offer from the Parent. Representatives of MTS and Jefferies outlined possible next steps in the process, including a possible timeline and outreach to 18 additional global oncology companies. Representatives of MTS and Jefferies also discussed a proposed response and feedback to the Parent regarding the initial offer. The Special Committee discussed alternatives to proceeding with a strategic transaction at this time, including whether a transaction with Pharmakon or Party D could be consummated given the proposal from each was conditioned on an equity financing and the risks to the Company’s business of not engaging in any transaction at this time. The Special Committee directed the Company’s management and advisors to move forward with the proposed response to the Parent, to engage with Party D to determine if a superior alternative to restructuring the secured term loan facility was available and to continue the outreach to other parties discussed at the meeting.

The price of the Common Stock at market close on May 18, 2022 was $0.54 per share.

On May 19, 2022, the Company, MTS and Jefferies initiated their outreach to the 18 large global oncology companies that were discussed with the Special Committee at the May 18 Meeting. Sixteen of the 18 companies expressed no interest in pursuing a strategic transaction with the Company. On May 19, 2022, Mr. Bogle had initial discussions with the chief executive officer of one of the 18 companies, a party referred to as Party F, regarding a potential strategic transaction. On May 20, 2022, the Company and Party F entered into a confidentiality agreement. The confidentiality agreement did not include a standstill provision.

In response to Party E’s initial outreach to the Company on May 16, 2022, on May 20, 2022, MTS followed up with Party E to gauge Party E’s interest in participating in the ongoing strategic process.

On May 24, 2022, a party referred to as Party G, one of the 18 companies approached, responded to outreach from MTS about a potential strategic transaction. Party G advised MTS that it did not believe tazemetostat fit its business model, but that it would consider the opportunity and revert to MTS.

On May 25, 2022, the Parent submitted a revised non-binding indication of interest, dated May 24, 2022, to acquire the Company for cash consideration of $1.25 per Share and one contingent value right (“CVR”) providing for a one-time cash payment of $0.70 per Share upon the full regulatory approval by the FDA, on or prior to January 1, 2028, of TAZVERIK as a second line treatment for relapsed or refractory follicular lymphoma in combination with R2 (lenalidomide and rituximab) (the “FDA milestone”) and subject to being granted negotiating exclusivity through June 17, 2022 (collectively, the “first revised offer”).

On May 25, 2022 (the “May 25 Meeting”), the Special Committee held a meeting by video conference with the other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives of MTS and Jefferies in attendance. Representatives of MTS and Jefferies shared an update on status and outreach to date regarding a possible strategic transaction. They reviewed the Parent’s first revised offer and highlighted the different elements of the offer, noting that the Parent had indicated that the upfront price per Share in the Parent’s offer could be increased to the extent that the Company was able to reduce or eliminate any costs associated with repayment of indebtedness or any costs associated with certain future office lease obligations. The representatives of MTS and Jefferies discussed with the Special Committee the potential terms of a response to the first revised offer. Following a discussion, the Special Committee determined that, in response to the first revised offer, Mr. Bogle should provide feedback to the Parent, indicating that the Parent should increase both the upfront cash consideration and the contingent consideration payable under the CVRs for the Company to further engage in negotiations.

Also at the May 25 Meeting, a representative of Jefferies reviewed a preliminary proposal from Party D regarding a potential refinancing of the Company’s indebtedness under the secured term loan facility through a new debt facility, convertible notes and an equity investment. The Special Committee directed the Company’s management and advisors to continue discussions with Party D and to advise Party D that its proposal was an insufficient improvement over the May 13 restructuring proposal from Pharmakon and that, alongside the new debt facility and convertible notes that Party D proposed, a significant equity investment from Party D would also be needed to “anchor” any proposed equity financing. The Special Committee also directed the Company’s management and advisors to continue to conduct outreach for other potential strategic, equity-financing and debt-financing transactions.

The price of the Common Stock at market close on May 25, 2022 was $0.48 per share.

Also on May 25, 2022, representatives of the Company met with representatives of Party F to discuss a potential strategic transaction. On May 26, 2022, Party F declined to continue pursuing a strategic transaction with the Company citing its concerns about the Company’s existing indebtedness and the ongoing investments required for the Company to complete its clinical trials.

On May 27, 2022, based on the discussions at the May 25 Meeting, representatives of the Company provided feedback to the Parent regarding its first revised offer, indicating that the Parent would need to increase both the upfront cash consideration and the contingent consideration payable under the CVRs in order for the Company to continue to engage.

On May 27, 2022, Party D and the Company entered into a confidentiality agreement.

On May 31, 2022, Party D responded to the Company’s feedback on Party D’s preliminary proposal with a revised proposal.

On May 31, 2022, after further discussions with Mr. Bogle, the Parent advised Mr. Bogle that it would be willing to modify the first revised offer to include an additional milestone in the CVR for $0.30 per Share payable in cash the first time that the aggregate net sales of TAZVERIK (excluding net sales made in certain territories) equal or exceed $300 million in any period of four consecutive calendar quarters up to a period ending December 31, 2026 (collectively, the “second revised offer made orally”).

At a meeting by video conference of the Special Committee on June 1, 2022 (the “June 1 Meeting”) at which the other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives of MTS, Jefferies and Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside legal counsel (“WilmerHale”), were in attendance, Mr. Bogle provided an update on the status of and outreach to date in connection with a possible strategic transaction, including the Parent’s response to the Company’s feedback on the first revised offer. Representatives of MTS presented the details of the second revised offer made orally from the Parent and a preliminary estimate of the net present value of the economics of each component of the second revised offer made orally. The Special Committee asked questions regarding the valuation methodology and assumptions used to make this estimate, including with respect to the likelihood of the achievement of the milestones under the proposed CVRs. The Special Committee discussed possible responses to the Parent’s second revised offer made orally, including an enhanced upfront price per Share and improved terms for the proposed CVRs and/or additional CVRs. The Special Committee also discussed confirming that the upfront price per Share would be increased to the extent that the Company is able to reduce or eliminate any costs associated with repayment of indebtedness or any costs associated with certain future office lease obligations. Mr. Bogle discussed the potential timing of discussions with Pharmakon regarding the secured term loan facility. The Special Committee directed the Company’s management and advisors to continue discussions with Pharmakon and to continue negotiations with the Parent (including by seeking an upfront price per Share of at least $1.35).

Also at the June 1 Meeting, a representative of Jefferies provided an update on the status of discussions with Party D regarding a potential debt facility to refinance the secured term loan facility. The Special Committee directed the Company’s management and advisors to continue discussions with Pharmakon regarding a potential restructuring and with Party D regarding a potential debt facility.

Later in the day on June 1, following the meeting and at the direction of the Special Committee, Mr. Bogle made a counteroffer to the Parent, indicating the Company’s willingness to proceed with a negotiation if the offer included (i) an upfront price per Share of $1.35 and (ii) a $0.30 sales milestone payable upon achieving $200 million, rather than $300 million, of annual net sales of TAZVERIK by the end of 2026.

The price of the Common Stock at market close on June 1, 2022 was $0.42 per share.

On June 2, 2022, the Parent submitted a further revised non-binding indication of interest to acquire the entire Company for cash consideration of $1.30 per Share and one CVR per Share for a one-time cash payment of (i) $0.70 per Share upon achievement of the FDA milestone on or prior to January 1, 2028 and (ii) $0.30 per Share payable the first time that the aggregate net sales of TAZVERIK (excluding the net sales of TAZVERIK made in certain territories) equal or exceed $250 million during any calendar year up to a period ending December 31, 2026 and subject to being granted negotiating exclusivity through July 31, 2022 (collectively, the “third revised offer”).

The Special Committee held a meeting by video conference on June 3, 2022 (the “June 3 Meeting”) at which the other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives of MTS and Jefferies were in attendance. Mr. Bogle provided an update on discussions with representatives of Pharmakon, as well as a recent discussion with the Parent following receipt of the third revised offer. The Special Committee directed the Company’s management and advisors to follow up with Pharmakon, prepare a written response to the Parent’s third revised offer consistent with the guidance provided by the Special Committee during the June 3 Meeting for the Special Committee to review at its next meeting, and progress due diligence with the Parent and Party D. Additionally, the Special Committee directed the Company’s management to work with WilmerHale to prepare a draft definitive agreement for a potential strategic transaction in the event that discussions with the Parent were to move forward.

The price of the Common Stock at market close on June 3, 2022 was $0.52 per share.

On June 3, 2022, the Company and Party E entered into a confidentiality agreement. The confidentiality agreement included, among other provisions, a standstill provision that would cease to apply by its terms upon the Company’s entry into a definitive agreement to be acquired by another party.

Also on June 3, 2022, the Company received a revised proposal for a debt facility from Party D.

At a meeting of the Special Committee held by video conference on June 6, 2022 (the “June 6 Meeting”) at which the other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives from MTS, Jefferies and WilmerHale were in attendance, Mr. Bogle reviewed his discussions with Pharmakon and the proposed written response to the Parent’s third revised offer that the Company had prepared and distributed to the Special Committee prior to the meeting. The proposed written response deleted the Parent’s request for exclusivity and provided for an additional $0.05 per Share in upfront cash consideration, as well as additional value, dollar for dollar, if the Company was able to reduce any payments on its indebtedness and/or reduce the amount of its future lease obligations. The Special Committee discussed the proposed written response and directed Mr. Bogle to provide it to the Parent. The representatives of MTS and Jefferies also reviewed the status of the outreach to other potential counterparties in connection with a possible strategic transaction. Mr. Bogle updated the Special Committee on the Company’s efforts to enter into a sublease of the Company’s offices and reduce its future lease obligations, as well as the anticipated timing to finalize those arrangements. The representatives of Jefferies reviewed the revised proposal that the Company had received from Party D for a debt facility to refinance the secured term loan facility and compared it to the May 13 restructuring proposal from Pharmakon, noting that, as structured, Party D’s proposal, like Pharmakon’s, required a significant equity financing as a condition to the facility and would cause significant dilution to the Company’s stockholders. After discussion, the Special Committee directed the Company’s management and advisors to continue discussions with Party D.

The price of the Common Stock at market close on June 6, 2022 was $0.54 per share.

Later on June 6, 2022 and after the June 6 Meeting, the Company provided to the Parent the Company’s written response to the Parent’s third revised offer, which deleted the Parent’s request for exclusivity and provided for an additional $0.05 per Share in upfront cash consideration, as well as additional value, dollar for dollar, if the Company was able to reduce any payments on its indebtedness and/or reduce the amount of its future lease obligations.

On June 7, 2022, the Parent submitted its purported final non-binding indication of interest to acquire the entire Company for (a) cash consideration of $1.35 per Share, with the understanding that the cash per Share amount would be increased dollar-for-dollar for any (i) reduction in payments on the Company’s indebtedness and (ii) reduction in obligations associated with the Company’s existing lease of lab and office space at 400 Technology Square in Cambridge, Massachusetts, obtained by the Company prior to the signing of the definitive transaction documentation and (b) a CVR for a one-time cash payment of (i) $0.30 per Share payable the first time that the aggregate net sales of TAZVERIK (excluding the net sales of TAZVERIK made in certain territories) equal or exceed $250 million in any period of four consecutive calendar quarters up to a period ending December 31, 2026 (the “net sales milestone”) and (ii) $0.70 per Share upon achievement of the FDA milestone and subject to being granted negotiating exclusivity through July 7, 2022 (collectively, the “final offer”).

At a meeting of the Special Committee held by video conference on June 8, 2022 at which the other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives of MTS, Jefferies and WilmerHale were in attendance, internal counsel for the Company reviewed a proposed written response to the Parent’s final offer as well as a draft exclusivity agreement prepared by WilmerHale. After discussion of both the proposed written response and the exclusivity agreement and with the understanding that the Parent’s final offer was contingent upon receiving negotiating exclusivity, the Special Committee directed Mr. Bogle to provide both documents to the Parent.

Representatives of MTS, with representatives of Jefferies commenting, reviewed with the Special Committee the status of the outreach to other potential counterparties in connection with a possible strategic transaction. The Special Committee discussed the potential for offers from Party E, which had executed a confidentiality agreement with the Company, and Party G, which had advised MTS that it was still reviewing the opportunity, and concluded that neither party was likely to propose a strategic transaction, noting that Party E was not a major pharmaceutical company, did not have a history of this type of transaction, and had not been timely in its responses to MTS and that Party G had, as part of a prior process, explored a strategic transaction with the Company fully and had withdrawn from the process and had advised MTS as part of this process that it did not believe tazemetostat fit its business model. A representative of WilmerHale reported on the most recent discussions with Pharmakon regarding the secured term loan facility and Mr. Bogle reported on discussions with the Company’s landlord regarding potential reduction of its lease obligations. Finally, the Special Committee discussed the status of the Company’s discussions with Party D for a debt facility and agreed that the Company should continue discussions with Party D.

The price of the Common Stock at market close on June 8, 2022 was $0.71 per share.

On June 8, 2022, the draft merger agreement prepared by WilmerHale was made available to the Parent.

On June 9, 2022, MTS informed Party E that the Company had decided not to continue discussions regarding a potential transaction.

From June 9, 2022 through June 16, 2022, the Company negotiated a non-binding term sheet with Party D, which provided for up to $200 million in debt financing, subject to specified conditions, including the Company raising $100 million in an equity financing, and a binding agreement by the Company to deal exclusively with Party D for any debt or other non-equity financing during the 45-day period from the execution of the term sheet.

After WilmerHale and the Parent’s legal advisors, Orrick Herrington & Sutcliffe (“Orrick”), had negotiated and exchanged multiple drafts of an exclusivity agreement, on June 9, 2022, the Company’s management presented a proposed final form of the exclusivity agreement and summarized its terms for the Special Committee. A representative of the Company reported to the Special Committee that, after extensive discussions and negotiations, the exclusivity agreement provided for, among other things, an exclusivity period from June 10, 2022 until July 1, 2022 (or the earlier execution of a definitive agreement by the Parent and the Company relating to the possible acquisition by Parent of the Company) subject to a right to engage in discussions with certain third parties after June 23, 2022 (later extended to June 30, 2022) if, in the good faith judgment of the Board, failure to take action with respect to an unsolicited competing offer could reasonably be expected to be inconsistent with the Board’s fiduciary duties under applicable law. The Special Committee unanimously approved (via email) the Company’s entry into the exclusivity agreement. On June 10, 2022, the Company and the Parent entered into the exclusivity agreement.

On June 10, 2022, the Parent submitted a revised final offer that slightly modified the language describing the conditions for the achievement of the FDA milestone.

On June 12, 2022, WilmerHale and Orrick held a video conference to discuss the terms of the draft merger agreement and the transaction process. Later on June 12, 2022, Orrick provided a revised draft merger agreement to WilmerHale and WilmerHale provided a form of support agreement. WilmerHale provided a form of CVR agreement to Orrick on June 13, 2022.

On June 14, 2022, WilmerHale met with representatives of the Company to discuss next steps in the transaction with Parent and the transaction process.

From June 14, 2022 to June 24, 2022, Orrick and WilmerHale continued to negotiate via a series of video conferences and to exchange drafts of the merger agreement, the form of CVR Agreement and the form of support agreement.

On June 16, 2022, the Special Committee, acting by written consent, authorized the Company to enter into the non-binding debt financing term sheet with Party D, and on June 17, 2022, the Company entered into the non-binding term sheet with Party D. Following the announcement of the Transactions on June 27, 2022, the Company ended discussions with Party D regarding the debt financing.

On June 19, 2022, representatives of the Company and WilmerHale met at the Parent’s U.S. offices with the Parent’s senior management and Orrick to discuss certain provisions of the transaction documents.

On June 23, 2022, members of the Company’s senior management met with the Parent’s senior management at the Parent’s U.S. offices to discuss the potential transaction and coordinate announcement of a potential transaction.

Following discussions on June 23, 2022, the Company and the Parent agreed on a final cash consideration of $1.45 per Share, which the parties agreed reflected, but was not contingent upon, the value of reductions the Company was seeking with respect to (i) costs associated with its indebtedness and (ii) obligations associated with its lease of lab and office space at 400 Technology Square in Cambridge, Massachusetts.

On June 24, 2022, the Board held a special meeting via video conference at which members of the Company’s management team and representatives of MTS, Jefferies and WilmerHale were present. Representatives of WilmerHale reviewed for the directors the Board’s fiduciary duties and the terms of the June 24 draft of the merger agreement, which was expected to be in near final form. Representatives of MTS presented preliminary financial information regarding the Offer Price and representatives of the Company’s senior management reviewed a proposed communications plan and timeline for announcement of a potential transaction.

The price of the Common Stock at market close on June 24, 2022, the last trading day prior to the public announcement of the execution of the merger agreement, was $0.95 per share.

On June 25, 2022, Orrick provided a revised draft merger agreement and form of support agreement to WilmerHale and, later that day, WilmerHale provided a further revised draft form of support agreement to Orrick. By the end of June 25, 2022, each of the primary transaction documents, including the merger agreement, form of support agreement and form of CVR agreement, was in substantially agreed form. The proposed final forms of the merger agreement, CVR agreement and support agreement were provided to the Board on June 25, 2022 for the directors to review in advance of the meeting scheduled for the next day.

On June 26, 2022, the Special Committee and the Board held a joint meeting at which members of the Company’s management team and representatives of MTS, Jefferies and WilmerHale were present. Representatives of WilmerHale reviewed the terms of the final form of the merger agreement that had been previously provided to the Board, explaining the minor changes to the version previously discussed with the Board on June 24, 2022, and also reviewed the fiduciary duties of directors in connection with the proposed transaction.

A representative of MTS Securities, LLC (“MTS Securities”), an affiliate of MTS, then reviewed with the Board its financial analysis of the Offer Price of $1.45 per Share plus one CVR entitling the holder thereof to receive

(i) a contingent payment of $0.70 per CVR upon the achievement of the FDA milestone and/or (ii) a contingent payment of $0.30 per CVR upon the achievement of the net sales milestone, if any, to be received by the holders of Shares (other than the Parent, the Purchaser and their respective affiliates and holders of certain excluded shares as described in the written opinion summarized below (“Excluded Shares”)) pursuant to the Offer and the Merger, and MTS Securities then rendered to the Board its oral opinion (which was subsequently confirmed by delivery of a written opinion dated as of June 26, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of Shares (other than the Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of MTS Securities sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion; for more information see “—Opinion of the Company’s Financial Advisor.”

Following the presentations, the Special Committee unanimously recommended that the Board (i) approve and declare the advisability of the merger agreement, the Merger, the Offer and the other transactions contemplated by the merger agreement, (ii) declare that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the merger agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the merger agreement, (iii) declare that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and (iv) recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Thereafter the Board unanimously resolved as so recommended by the Special Committee and also resolved, among other things, that the Merger be governed by Section 251(h) of the DGCL and be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the merger agreement.

On June 27, 2022, the Company, the Parent and the Purchaser entered into the merger agreement and certain stockholders of the Company affiliated with RPI Finance Trust entered into the support agreement with the Parent and the Purchaser.

Later on June 27, 2022, prior to the opening of the markets, the Company and Parent issued a joint press release announcing the parties’ entry into the merger agreement.

On July 12, 2022, the Purchaser commenced the Offer.

Reasons for the Recommendation of the Special Committee and the Board

Each of the Special Committee and the Board believes that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and, based on, among things, the Special Committee’s recommendation to the Board, the Board recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Special Committee

In connection with its determinations and recommendation to the Board, the Special Committee evaluated a number of reasons, each of which the Special Committee believed supported its unanimous determination:

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Financial Terms. The Special Committee’s belief that the Offer Price represents the highest per Share consideration reasonably obtainable for the Shares, taking into account the Special Committee’s familiarity with the sale process it conducted, the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company, the relative certainty and liquidity of the Cash Consideration for the Offer and the Merger coupled with the opportunity to potentially receive additional cash payments in the future upon achievement of certain milestones pursuant to the CVRs, as compared to the risks and uncertainties associated with the Company remaining independent and pursuing its current business and financial plans, including the “Risk Factors” set forth in the Company’s Form 10-K for the year ended December 31, 2021, the Form 10-Q for the period ended March 31, 2022 and subsequent reports filed with the SEC;

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Opinion of the Company’s Financial Advisor. The opinion of MTS Securities rendered orally to the Board (which was subsequently confirmed by delivery of a written opinion dated June 26, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of Shares (other than the Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” and the full text of the written opinion of MTS Securities, which is attached as Annex A to this Schedule 14D-9;

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Advice of Jefferies. Jefferies was retained by the Company to act as a financial advisor, and the Special Committee considered Jefferies’ advice regarding the desirability of effecting the Transactions;

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Cash Consideration. The relationship of the Cash Consideration of $1.45 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Cash Consideration represented a premium of approximately 53% to the unaffected closing price on June 24, 2022, the last trading day before the public announcement that the parties had entered into the Merger Agreement and an implied premium of approximately 130% to the average closing price per Share for the one month prior to and including June 24, 2022;

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CVRs as Consideration. The Special Committee considered that, in addition to the Cash Consideration payable at the Closing, each Share will entitle the holder thereof to one (1) CVR, which may provide the Company stockholders with an opportunity to receive additional value from the assets of the Company through additional payments in cash upon the achievement of certain milestones, which the Parent has agreed in the CVR Agreement to use Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve;

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Business and Financial Condition and Prospects. The Special Committee’s knowledge, familiarity and understanding of the business, operations, financial condition, earnings and prospects of the Company if the Company were to continue to operate as an independent company, and the risks and uncertainties associated therewith, including, but not limited to:

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Cost of and Need for Additional Capital. The Company’s financial condition, anticipated operating expenses and need to raise substantial additional capital to both repay indebtedness under the secured term loan facility when due and fund both its commercial and clinical operations as well as the potential implications for the Company’s business if it were unable to raise such additional capital, particularly given its inability following two restructurings since July 2021 to cut expenses without further damaging the Company’s business. The Special Committee also considered the probability that the Company could obtain the needed financing on a timely basis, on acceptable terms, or at all, particularly after consideration of the state of the financial markets, the Company’s stock price, the Company’s significant indebtedness and the Company’s unsuccessful efforts to obtain additional financing through equity or debt financings and business development transactions;

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Risks Related to the Company’s Product Development and Commercialization. The Company’s dependence on the successful development and commercialization of tazemetostat; the need to successfully complete confirmatory trials of tazemetostat in approved indications in order to maintain marketing approvals and to expand the approval in follicular lymphoma and the costs and time associated with such trials; uncertainties with respect to the Company’s sales, marketing and distribution capabilities and strategies for commercialization of tazemetostat; risks relating to market acceptance of tazemetostat; and the costs and time associated with clinical trials of tazemetostat in other indications and the development of the Company’s other product candidates;

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Employee Retention and Hiring. The Company’s need to retain its senior management and employees, and the Company’s need to recruit, retain and motivate qualified executives and other key employees, particularly given the number of the Company’s executive officers that have recently terminated their employment with the Company, the disruption and impact on employee morale of the two restructurings conducted since July 2021, and the impact of the Company’s stock price on the value of the employees’ equity compensation, all amidst an increasingly competitive job market in the Company’s industry and against larger competitors; and

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Industry and Economy. The current state of the economy, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company’s industry in particular. At the time the Board approved the Merger Agreement on June 26, 2022, the S&P Biotech Index was down approximately 31% from the start of 2022, which was on top of declines of approximately 20% in 2021;

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Other Strategic Alternatives. The Special Committee’s belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis, the possibility of growing its business through significant acquisitions, the possibility of pursuing a transformational business combination and the possibility of significant research collaborations and partnerships), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, including the ability to execute a significant acquisition or transformational business combination, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

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Delaware Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL should they so choose;

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Sale Process. The sale process conducted by the Special Committee, with the assistance of MTS and Jefferies, including the fact that the sale process, during which representatives of the Company contacted 38 potential counterparties, entered into non-disclosure agreements with five potential counterparties, engaged in due diligence with and provided management presentations to four potential counterparties and only yielded one indication of interest and only one final proposal, which was from the Parent;

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Arm’s Length Negotiations. The course of negotiations with the Parent, including the fact that the Offer Price and the other terms of the Merger Agreement resulted from negotiations between management of the Company and the Company’s legal and financial advisors (with input and guidance from the Special Committee), on the one hand, and the Parent and its legal and financial advisors, on the other hand, and the Special Committee’s belief that the Offer Price represented the highest per Share consideration that could be negotiated;

•	Business Reputation of the Parent. The business reputation, experience in the Company’s industry and management and financial resources of the Parent;

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Tender Offer. The fact that the transaction is structured as a two-step acquisition of the Company, consisting of a tender offer followed by a second-step merger, and the fact that under the DGCL, the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of the Company’s stockholders;

•	Terms of the Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including:

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the fact that, until the outside date under the Merger Agreement, the Purchaser is required to extend the Offer on one or more occasions if, at the scheduled expiration time of the Offer, (i) the Minimum Condition (as defined in the Merger Agreement) is not satisfied or waived or (ii) if any of the conditions to the Closing, other than the Minimum Condition, are not satisfied or waived, in each case, in order to permit the satisfaction of all Offer conditions;

•	the limited and otherwise customary conditions to the Transactions, including the commitments made by the Parent and the Purchaser to seek all required regulatory approvals for the Transactions;

•	the absence of a financing condition;

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the ability of the Company to specifically enforce the Parent’s and the Purchaser’s obligations under the Merger Agreement, including (subject to certain conditions further described in the Merger Agreement) their obligations to consummate the Offer and the Merger;

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the fact that the Parent has agreed to take all necessary action, including by providing necessary funds, to cause the Purchaser to perform all of its agreements, covenants and obligations under the Merger Agreement;

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the fact that the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions and is automatically extended, subject to exceptions, in circumstances where the only Offer condition not yet satisfied is receipt of any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act (as defined below);

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the fact that the Merger Agreement allows the Company, under certain circumstances, to consider and respond to an acquisition proposal that is, or could reasonably be expected to lead to, a superior proposal for an acquisition transaction from a third party prior to the Acceptance Time, and that the Board has the right, after complying with the terms of the Merger Agreement, to change its recommendation to the Company’s stockholders and terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal in certain instances, upon payment of a termination fee of $9.9 million; and

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the fact that the Merger Agreement allows the Company, under certain circumstances and after complying with the terms of the Merger Agreement, to change its recommendation to the Company’s stockholders in connection with a material change in the Company’s circumstances that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Board as of the date of the Merger Agreement, but which becomes known to or by the Board prior to the Acceptance Time (subject to the payment by the Company of a termination fee of $9.9 million if the Merger Agreement is terminated by Parent in connection with such change of recommendation); and

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Likelihood of Completion. The Special Committee’s belief of the reasonable likelihood that the Offer and the Merger will be completed based on, among other things: (i) the conditions to the Offer and the Merger; and (ii) the fact that the completion of the Offer and the Merger are not subject to any financing condition.

The Special Committee also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Company’s stockholders the opportunity to realize a premium over the price at which the Shares were trading at the close of trading on June 24, 2022, the last trading day before the public announcement that the parties had entered into the Merger Agreement, the Company’s stockholders will cease to participate in future earnings or growth of the Company, other than, potentially, in their limited capacity as holders of CVRs;

•	Contingent Nature of CVRs. The risk that some or all of the milestones necessary to trigger the contingent payments to be made pursuant to the CVRs may not be achieved;

•	No-Shop Restrictions. The fact that the Merger Agreement restricts the Company’s ability to solicit competing proposals;

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Termination Fee. The fact that the Merger Agreement provides for a termination fee of $9.9 million that would become payable by the Company under certain circumstances, including if Parent terminates the Merger Agreement because the Board changes its recommendation or if the Company terminates the Merger Agreement to accept a superior proposal. The Special Committee recognized that the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were insisted upon by the Parent as a condition to entering into the Merger Agreement. However, the Special Committee was of the view, after discussion with the Company’s legal and financial advisors, that the amount of the termination fee and the provisions of the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable and would not prevent the Board from exercising its fiduciary duties in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders, and would not likely deter competing bids;

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Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control;

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Time and Expense Commitment. The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Offer does not close, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

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Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

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Business Disruption Resulting from the Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger, the resulting distraction of the attention of the Company’s management and the effect on the Company’s relationships with customers, suppliers, partners and other third parties that do business with the Company;

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Interim Restrictions on Business Pending the Completion of the Offer. The operational restrictions imposed on the conduct of the Company’s business prior to the completion of the Offer pursuant to the Merger Agreement, which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

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Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger; and

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Risks Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, and the potential disruptive effect on business and customer relationships.

The Special Committee believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement, the Offer and the Merger.

Board

The Board considered and relied upon the analyses and recommendation of the Special Committee in arriving at its determinations and recommendation to the Company’s stockholders. In considering the Special Committee’s analyses and recommendation, the Board discussed the Special Committee’s recommendation with the members of the Special Committee and the financial and legal advisors of the Company. The following are some of the significant factors that supported the Board’s determination and recommendation:

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the opinion of MTS Securities that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the MTS opinion, the Offer Price to be received by the holders of Shares (other than the Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders;

•	the financial advice of Jefferies regarding the potential Transactions;

•	the business and financial condition of the Company, and the risks associated with continuing operations without entering into the Transactions;

•	the consideration of the other strategic alternatives available to the Company;

•	the recommendation of the Company’s senior management in favor of the Transactions;

•	the sale process conducted by the Special Committee;

•	the specific terms of the Merger Agreement and the structure of the Offer and Merger, and the related benefits to the Company and to the stockholders of the Company;

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each of the above as described in further detail, as well as the other factors considered by the Special Committee, in the section entitled “—Reasons for Recommendation of the Special Committee and Board—Special Committee” above (including with respect to the process followed by the Special Committee prior to entering into the Merger Agreement); and

•

the fact that the Special Committee is comprised of five independent directors who are not affiliated with Parent or its affiliates and are not employees of the Company or any of its subsidiaries, and the fact that, other than any compensation for their service on the Board and their interests described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” the members of the Special Committee do not have an interest in the Offer or the Merger different from, or in addition to, that of the holders of the Company common stock generally.

The Board also considered a number of potentially negative factors in its deliberations concerning the Offer and the Merger, including the same potentially negative factors considered by the Special Committee that are listed in the above-captioned section of this Schedule 14D-9 under the heading “—Reasons for the Recommendations of the Special Committee and Board—Special Committee.”

In considering the recommendations of the Special Committee and the Board, Company stockholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “—Reasons for the Recommendations of the Special Committee and Board—Special Committee.” The members of the Special Committee and the Board were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

The foregoing discussion of the reasons considered by the Special Committee and the Board, respectively, is not meant to be exhaustive, but includes the material factors, information and analyses considered by each in reaching its determination. The members of the Special Committee and the Board, respectively, evaluated the various reasons listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the financial and legal advisors to the Company as well as management forecasts. In light of the number and variety of reasons that each of the Special Committee and the Board considered, neither the Special Committee nor the Board found it practicable to quantify, rank or otherwise assign relative weights to the foregoing reasons. Moreover, the determinations of the Board and the Special Committee, respectively, were based upon the totality of the information considered. In addition, the directors may have given different weight to different reasons.

Recommendation of the Special Committee and the Board

In light of the reasons described above, including the recommendation of the Special Committee, the Board has unanimously: (i) approved and declared the advisability of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current executive officers or directors have entered into any agreements or arrangements with the Parent, the Company or their respective affiliates regarding continued service with the Parent, the Company or their respective affiliates after the Effective Time, it is possible that the Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management and/or directors in the future.

Opinion of the Company’s Financial Advisor

Epizyme retained MTS as its financial advisor in connection with the Transactions. On June 26, 2022, MTS Securities rendered its oral opinion to the Board (which was subsequently confirmed by delivery of a written opinion dated June 26, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of Shares (other than the Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of MTS Securities, which we refer to as the “MTS Opinion,” sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion. The MTS Opinion is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the MTS Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the MTS Opinion. We urge you to read carefully the MTS Opinion, together with the summary thereof in this Schedule 14D-9, in its entirety.

MTS Securities provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The MTS Opinion addressed solely the fairness, from a financial point of view, of the Offer Price per Share to be paid to the holders of Shares (other than the Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger. The MTS Opinion was not a recommendation to the Board as to how to vote in connection with the Merger Agreement and is not a recommendation to any stockholder of Epizyme to take any action in connection with the Offer or the Merger, including, without limitation, whether any stockholder should tender his, her or its Shares in connection with the Offer.

In the course of performing its review and analyses for rendering the opinion described above, MTS:

(i)

reviewed the financial terms of a draft copy of the merger agreement delivered to MTS Securities on June 25, 2022, which was the most recent draft available to MTS Securities prior to the time it rendered its oral opinion (referred to as the “draft merger agreement”), the financial terms of a draft copy of the CVR agreement delivered to MTS Securities on June 25, 2022, which was the most recent draft made available to MTS Securities prior to the time it rendered its oral opinion (referred to as the “draft CVR agreement”), and the financial terms of a draft copy of the form of support agreement delivered to MTS Securities on June 25, 2022, which was the most recent draft made available to MTS Securities prior to the time it rendered its oral opinion (referred to as the “draft support agreement”);

(ii)	reviewed certain publicly available business and financial information concerning Epizyme and the industry in which it operates;

(iii)	reviewed certain internal financial analyses and forecasts prepared by and provided to MTS Securities by the management of Epizyme relating to its business (referred to as the “Projections”);

(iv)

conducted discussions with members of senior management and representatives of Epizyme concerning the matters described in clauses (ii)-(iii) above and any other matters deemed relevant by MTS Securities;

(v)	reviewed and analyzed the reported current and historical prices and trading history of the Shares;

(vi)	reviewed and analyzed, based on the Projections, the cash flows to be generated by Epizyme to determine the present value of Epizyme’s discounted cash flows;

(vii)	reviewed and analyzed the financial performance of Epizyme as compared to publicly available information for certain other publicly-traded companies that MTS Securities deemed relevant;

(viii)

reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that MTS Securities deemed relevant and the consideration paid in such transactions; and

(ix)	performed such other financial studies, analyses and investigations and considered such other information as MTS Securities deemed appropriate for the purposes of its opinion.

In arriving at its opinion, MTS Securities assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS Securities and upon the assurances of the management of Epizyme that they were not aware of any material relevant developments or matters related to Epizyme or that may affect any of the Transactions that had been omitted or that remained undisclosed to MTS Securities. The MTS Opinion does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which MTS Securities understood that Epizyme had obtained such advice as it deemed necessary from other advisors, and MTS Securities relied, with the consent of the Board, on any assessments made by such other advisors to Epizyme with respect to such matters. Without limiting the foregoing, MTS Securities did not consider any tax effects of the Transactions or the form or transaction structure of the Transactions on any person or entity. MTS Securities did not conduct any independent verification of the Projections and expressed no view as to the Projections or the assumptions on which they were based. Without limiting the generality of the foregoing, with respect to the Projections, MTS Securities assumed, with the consent of the Board, and based upon discussions with the management of Epizyme, that they were reasonably prepared in good faith and that the Projections reflected the best then-currently available estimates and judgments of the management of Epizyme as to the future results of operations and financial performance of, and the impact of the effects of the coronavirus pandemic (COVID-19) and related events on, Epizyme.

In arriving at its opinion, MTS Securities made no analysis of, and expressed no opinion as to, the adequacy of the reserves of Epizyme and relied upon information supplied to MTS Securities by Epizyme as to such adequacy. In addition, MTS Securities did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of Epizyme or any of its subsidiaries, and MTS Securities was not furnished with any such evaluations or appraisals, nor did MTS Securities evaluate the solvency of Epizyme or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS Securities in connection with the MTS Opinion were going-concern analyses. MTS Securities expressed no opinion regarding the liquidation value of Epizyme or any other entity. MTS Securities assumed that there had been no material change in the assets, financial condition, business or prospects of Epizyme or any of its subsidiaries since the date of the most recent relevant financial statements or financial information made available to MTS Securities. Without limiting the generality of the foregoing, MTS Securities undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Epizyme or any of its affiliates is a party or may be subject, and, at the direction of Epizyme and with its consent, the MTS Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS Securities also assumed that neither Epizyme nor the Parent nor any of their respective subsidiaries is party to any material pending transaction that had not been disclosed to MTS Securities, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. In addition, MTS Securities did not conduct, nor did MTS Securities assume any obligation to conduct, any physical inspection of the properties or facilities of Epizyme or any of its subsidiaries. MTS Securities did not consider any potential legislative or regulatory changes then-currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

MTS Securities assumed that the representations and warranties of each party contained in each of the Merger Agreement, the CVR Agreement, and the Support Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, the CVR Agreement, the Support Agreement, and any other agreement contemplated thereby, that all conditions to the consummation of any of the Transactions will be satisfied without waiver thereof and that the Transactions will be consummated in accordance with the terms of the Merger Agreement, the CVR Agreement, and the Support Agreement without waiver, modification or amendment of any term, condition or agreement thereof. MTS Securities assumed that the final form of each of the Merger Agreement, CVR Agreement, and the Support Agreement will be, in all respects relevant to its analysis, identical to the draft merger agreement, draft CVR agreement and the draft support agreement, respectively. MTS Securities also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with any of the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Epizyme, the Parent or the benefits contemplated to be realized as a result of the Transactions. For purposes of the MTS Opinion, MTS Securities assumed, at the direction of Epizyme and with its consent, that achievement of the conditions for each of the Milestones Payments will occur as and to the extent contemplated by the Projections and that the corresponding Milestone Payment will be paid to each holder of a CVR to the extent thereof.

The MTS Opinion was necessarily based on economic, market, financial and other conditions as existing, and on the information made available to MTS Securities, as of the date of the MTS Opinion. It should be understood that, although subsequent developments may affect the conclusion reached in the MTS Opinion, MTS Securities does not have any obligation to update, revise or reaffirm the MTS Opinion.

The MTS Opinion addresses solely the fairness, from a financial point of view and as of the date thereof, to the holders of Shares (other than the Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions and does not address any other terms in the Merger Agreement, the CVR Agreement, the Support Agreement or any other agreement relating to any of the Transactions or any other aspect or implication of any of the Transactions, including any financing arrangements to be entered into in connection with the Transactions. The MTS Opinion does not address Epizyme’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to Epizyme. MTS Securities expressed no opinion as to the prices or ranges of prices at which shares or other securities of any person, including Shares, will trade at any time, including following the announcement or consummation of the Transactions. For purposes of the MTS Opinion, MTS Securities did not consider any impact of any additional rights or obligations of any holder of Shares pursuant to any Support Agreement entered into by any such holder with the Parent and/or the Purchaser in connection with the Transactions. MTS Securities was not requested to opine as to, and the MTS Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to any of the Transactions, or any class of such persons, relative to the consideration to be received by holders of Shares in connection with the Transactions or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, MTS Securities employed generally accepted valuation methods in reaching its opinion. The issuance of the MTS Opinion was approved by an opinion committee of MTS Securities.

Summary of Financial Analyses

MTS Securities performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS Securities reached were based on all the analyses and factors presented, taken as a whole, and also on application of MTS Securities’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS Securities therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. No company or transaction used in any analysis for purposes of comparison was identical to Epizyme. Accordingly, an analysis of the results of the comparisons was not mathematical; rather, it involved complex considerations and judgments about differences in the companies and transactions to which Epizyme was compared and other factors that could affect the public trading value or transaction value of the companies. Furthermore, MTS Securities believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS Securities’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS Securities with respect to the actual value of Epizyme or the Shares.

Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS Securities. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS Securities.

In performing its analyses, MTS Securities made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS Securities’ control and many of which are beyond the control of Epizyme and/or Parent. Any estimates used by MTS Securities in its analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

MTS Securities performed standalone valuation analyses of Epizyme using a variety of valuation methodologies, as described below. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 26, 2022 and is not necessarily indicative of current market conditions.

Epizyme Historical Stock Price Performance

MTS Securities reviewed for informational purposes only the share price trading history of the Shares for the period beginning on June 24, 2021 and ending on June 24, 2022. During this period, Shares traded as low as $0.41 per Share and as high as $9.86 per Share, compared to the closing price per Share on June 24, 2022 of $0.95 per share.

In addition, MTS Securities reviewed the volume-weighted average trading price per Share (referred to as “VWAP”) over the 5 trading day, 10 trading day, 20 trading day, 60 trading day, six-month, and 12-month periods ending on June 24, 2022. These VWAPs are set forth in the table below.

Trading Period	VWAP
5 Trading Days	$0.83
10 Trading Days	$0.71
20 Trading Days	$0.63
60 Trading Days	$0.70
6 Months	$1.18
12 Months	$2.66

This review indicated a range $0.63 to $2.66 per Share, compared to the closing price per Share on June 24, 2022 of $0.95 per share.

The Share price trading history and volume weighted average trading prices were provided to the Board for informational purposes only and were not relied upon by MTS Securities for valuation purposes.

Epizyme Valuation Analysis

MTS analyzed the valuation of Epizyme using three different methodologies: a discounted cash flow analysis, a public trading comparable companies analysis and a precedent transactions analysis. The results of each of these analyses are summarized below.

For purposes of its review and analyses, MTS Securities assumed, at the direction of Epizyme and with its consent, that achievement of the conditions for each Milestone Payment will occur as and to the extent contemplated by the Projections and that the corresponding Milestone Payments will be paid to each holder of a CVR to the extent thereof. Based on this, MTS Securities calculated a net present value of the Offer Price of $1.45 per Share, plus the CVR Consideration, to be received under the Merger Agreement equal to $1.79 per Share (which we refer to as the “Offer Price NPV”), which was calculated by adding (i) the $1.45 per Share in upfront cash consideration, plus (ii) $0.21 per Share for the FDA Approval Milestone, based on a 55% probability of success based on the Projections and assuming a discount rate of 15% based on Epizyme’s estimated weighted average cost of capital as described below plus (iii) $0.13 per Share for the Net Sales Milestone, based on a 84% probability of success as estimated by Epizyme management in the Projections and assuming a discount rate of 15% based on Epizyme’s estimated weighted average cost of capital as described below.

Discounted Cash Flow Analysis

MTS Securities calculated the present value of the cash flows to be generated by Epizyme during the period beginning on June 30, 2022 and ending on December 31, 2035 based on the Projections, per Epizyme management. MTS Securities also calculated a terminal value for Epizyme by applying a terminal growth rate to the cash flows of Epizyme for calendar year 2036 and onward.

At the direction of Epizyme, MTS Securities conducted certain sensitivity analyses in connection with this discounted cash flow analysis using ranges of (i) revenue achievements of 65% to 100%, as provided by Epizyme management, (ii) probability of success for the SYMPHONY-1 clinical trial of 35% to 75%, as provided by Epizyme management, (iii) weighted average cost of capital of 13% to 17%, reflecting estimates of Epizyme’s average cost of capital, based upon MTS Securities’ analysis of the cost of capital for Epizyme’s publicly traded comparable company universe, and (iv) a terminal growth rate of negative 75% to 0%, which MTS Securities based on its experience and professional judgement.

MTS Securities utilized the unlevered free cash flows (defined as earnings before interest and taxes, less income tax expense, plus intangible asset amortization, less changes in net working capital), based on the Company Projections, that Epizyme management reasonably projected Epizyme will generate during the period beginning on June 30, 2022 and ending on December 31, 2035, taking into account the sensitivity metrics described above. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates based on Epizyme’s estimated weighted average cost of capital as described above. MTS Securities then derived implied per Share prices by subtracting Epizyme’s net debt of $170 million (after debt paydown following near-term equity raise), as provided by Epizyme management, and then dividing by 168.329 million, which represents the fully diluted Shares outstanding of Epizyme at the implied per Share price (as provided by Epizyme management). Epizyme’s net debt and fully diluted Shares outstanding were adjusted to incorporate the effects of a $150 million equity raise.

The following table reflects the ranges of implied price per Share of Epizyme implied by this discounted cash flow analysis for each sensitivity metric described above, rounded to the nearest $0.05 for values below $2.00 and rounded to the nearest $0.25 for values above $2.00, as compared to the Offer Price NPV equal to $1.79 per Share:

Metric	Metric Range	Implied Price Per Share of Epizyme
Revenue Achievement	65% – 100%	$0.20 – $1.95
Probability of Success of SYMPHONY-1	35% – 75%	$1.35 – $2.50
Cost of Capital Terminal Growth Rate	13% – 17% (75%) – 0%	$1.30 – $3.25

Public Trading Comparable Companies Analysis

MTS Securities reviewed and compared the projected operating performance of Epizyme with publicly available information concerning other publicly traded comparable companies and reviewed the current market price of certain publicly traded securities of such other companies that MTS Securities deemed relevant. MTS Securities focused on single-asset commercial stage oncology companies with market capitalizations above $100 million at the time of the analysis, excluding cell/gene therapy companies and companies in bankruptcy or distress. Based on this criteria, MTS Securities selected the following commercial-stage oncology companies:

•	Blueprint Medicines Corporation

•	Deciphera Pharmaceuticals, Inc.

•	2seventy bio, Inc.

•	Karyopharm Therapeutics Inc.

•	G1 Therapeutics, Inc.

•	Macrogenics, Inc.

•	Urogen Pharma Ltd.

•	AVEO Pharmaceuticals, Inc.

•	Puma Biotechnology, Inc.

Although none of the selected companies is directly comparable to Epizyme, MTS Securities included these companies in its analysis because they are publicly-traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Epizyme. MTS Securities calculated the enterprise value for the selected companies, as of June 24, 2022, by multiplying the closing price per share of common stock of such company on such date by the number of such company’s fully diluted outstanding shares, using the treasury stock method, and deducting from that result such company’s total cash and cash equivalents and adding book value of debt.

With respect to each selected publicly-traded comparable company, MTS Securities calculated enterprise value as a multiple of the consensus estimated revenues for such company for calendar years 2022 and 2023. MTS Securities derived a range of enterprise value to revenue multiples based on the top and bottom quartiles of the comparable companies data set. MTS Securities applied the range of multiples to Epizyme management’s estimated 2022 and 2023 revenues to calculate the implied Epizyme enterprise value. MTS Securities then derived implied per Share prices by subtracting Epizyme’s net debt and then dividing by the fully diluted Shares outstanding of Epizyme at the implied per Share, adjusted for a $150 million equity raise. The table below notes the ranges of implied price per Share of Epizyme implied by this analysis, rounded to the nearest $0.25 per Share for values above $2.00 and to the nearest $.05 per Share for values under $2.00, as compared to the Offer Price NPV equal to $1.79 per Share:

Metric	Metric Range	Implied Price per Share of Epizyme
Enterprise Value / 2022 Revenue	0.3x – 5.6x	$0.25 – $0.90
Enterprise Value / 2023 Revenue	0.2x – 7.9x	$0.25 – $2.50

Precedent Transactions Analysis

MTS Securities reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that MTS Securities deemed relevant and the enterprise valuations of the target companies in such transactions. MTS Securities examined selected business combinations or asset transactions since 2013 involving public oncology acquisitions with target lead assets in commercial-stage. MTS Securities reviewed and analyzed certain publicly available information for the following 6 business combinations:

Date Announced	Target	Acquiror
May-2020	Stemline Therapeutics, Inc.	A. Menarini – Industrie Farmaceutiche Riunite
Jan-2019	Loxo Oncology, Inc.	Eli Lilly and Company
Dec-2018	TESARO, Inc.	GlaxoSmithKline plc
Mar-2015	Pharmacyclics, Inc.	AbbVie Inc
Dec-2013	Algeta ASA	Bayer AG
Aug-2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.

Although none of the selected transactions is directly comparable to the Transactions contemplated by the Merger Agreement, the target companies in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to Epizyme, and as such, for purposes of analysis, the selected transactions may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of Epizyme and the companies included in the selected transactions analysis.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS Securities obtained from SEC filings, Equity Research, S&P Capital IQ, Evaluate Pharma, and company websites as of June 24, 2022. Using this information, MTS Securities calculated, for each selected transaction, the enterprise value of the target company as a multiple of estimated unadjusted revenues of the target company (to the extent available) in the calendar year of the transaction and in the following year thereafter.

MTS Securities derived a range of enterprise value to revenue multiples based on the top and bottom quartiles of the comparable companies data set. MTS Securities applied the range of multiples to Epizyme management’s estimated 2022 and 2023 revenues (based upon the Projections) of $51 million and $116 million, respectively, to calculate the implied enterprise values. MTS Securities then derived implied per Share prices by subtracting Epizyme’s net debt and then dividing by the fully diluted Shares outstanding of Epizyme at the implied per Share price, adjusted for a $150 million equity raise. The table below notes the ranges of implied price per Share of Epizyme implied by this analysis, rounded to the nearest $0.05 for values below $2.00 and rounded to the nearest $0.25 for values above $2.00:

Metric	Metric Range	Implied Price per Share of Epizyme
Enterprise Value / Current Year Revenue	8.6x – 18.9x	$1.30 – $2.50
Enterprise Value / Next Year Revenue	4.9x – 12.1x	$1.65 – $3.75

MTS Securities observed each of these net present value of Offer Price value ranges as compared to the Offer Price NPV equal to $1.79 per Share.

Miscellaneous

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, MTS Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The MTS Opinion was one of the many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to consideration to be received by the holders of Shares pursuant to the Transactions or any other terms of any of the Transactions or of whether the Board would have been willing to agree to different terms. The Offer Price was determined through arm’s-length negotiations between Epizyme and the Parent and was approved by the Board. MTS Securities and its affiliates provided advice to Epizyme during these negotiations. However, neither MTS Securities nor any of its affiliates recommended any specific amount of consideration to Epizyme or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

MTS Securities has consented to the use of the MTS Opinion in this Schedule 14D-9; however, MTS Securities has not assumed any responsibility for the form or content of this Schedule 14D-9. MTS Securities and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as financial advisor to Epizyme in connection with the Merger and participated in certain of the negotiations leading to the Merger Agreement. Epizyme selected MTS as its financial advisor because it is nationally recognized in the healthcare and biotechnology industries as having investment banking professionals with significant experience in healthcare and biotechnology investment banking and merger and acquisition transactions, including transactions similar to the Transactions.

Pursuant to an engagement letter agreement, dated as of April 27, 2022, between Epizyme and MTS, Epizyme engaged MTS to act as its financial advisor in connection with Epizyme’s consideration, evaluation and/or exploration of certain potential merger and acquisition transactions or similar transactions. As permitted by the terms of the engagement letter and pursuant to MTS’ internal policies, MTS Securities, a wholly owned subsidiary of MTS, delivered the MTS Opinion. As compensation for MTS and its affiliates’ financial advisory services, Epizyme paid MTS a fee of $500,000 for rendering the MTS Opinion in connection with the Board’s consideration of the proposed transaction with the Parent, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in the MTS Opinion. Upon the closing of the Offer, Epizyme will be obligated to pay to MTS a fee equal to approximately $5.7 million. In addition, Epizyme has agreed to reimburse to MTS and its affiliates for their reasonable and documented out-of-pocket expenses incurred, and to indemnify MTS and its related persons for certain liabilities that may arise, in each case, in connection with any of the matters contemplated by the engagement letter.

In the two years prior to the date of the MTS Opinion, MTS has not had a material relationship with, nor otherwise received fees from, Epizyme or Parent or any other parties to the Merger Agreement or the CVR Agreement. Except as noted above, neither MTS Securities nor MTS has had a material relationship with, or otherwise received fees from, Epizyme or Parent or any other parties to the Merger Agreement or the CVR Agreement during the two years preceding the date of the MTS Opinion. MTS, MTS Securities and their affiliates may seek to provide investment banking or financial advisory services to Epizyme and the Parent and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of any such services.

Certain Information Provided by the Parties

Certain Projected Information

As a matter of course, Epizyme does not publicly disclose long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. In connection with its evaluation of the Offer and the Merger, the Board considered unaudited, non-public financial projections prepared by Epizyme management with respect to Epizyme as a standalone company, which was also used for the purposes of MTS’s financial analyses and opinion (which opinion is attached to this Schedule 14D-9 as Annex A). We refer to these financial projections as the management projections. A summary of the management projections is set forth below.

The inclusion of the management projections below should not be deemed an admission or representation by Epizyme, MTS or any of their respective officers, directors, employees, affiliates, advisors, or other representatives with respect to such projections. The management projections are not included to influence your views on the Offer or the Merger described in this Schedule 14D-9 but solely to provide stockholders access to certain non-public information that was provided to the Board in connection with its evaluation of the Offer and the Merger and to MTS to assist with its financial analyses as described in this Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”. The information from the management projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Epizyme in its public filings with the SEC. Because the management projections were prepared on a standalone basis, they do not give effect to the proposed Transactions.

The management projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American

Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Such financial measures used in the management projections were relied upon by MTS for purposes of its opinion and by the Board in connection with its consideration of the Offer and the Merger. Such financial measures were provided to a financial advisor for the purpose of rendering an opinion that is materially related to the business combination transaction, and therefore are excluded from the definition of non-GAAP financial measures, and as a result, a reconciliation of a non-GAAP financial measure to a GAAP financial measure is not required. Accordingly, Epizyme has not provided a reconciliation of the financial measures included in the management projections to the relevant GAAP financial measures. Neither the independent registered public accounting firm or financial advisors of Epizyme, Parent, nor any other independent accountants or financial advisors have audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm or financial advisors of Epizyme nor any other independent accountants or financial advisors express an opinion or provides any form of assurance with respect thereto for the purpose of this Schedule 14D-9.

The management projections were prepared for internal use and are subjective in many respects. As a result, these management projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Epizyme believes its assumptions to be reasonable, all financial projections are inherently uncertain, and Epizyme expects that differences will exist between actual and projected results. Although presented with numerical specificity, the management projections reflect numerous variables, estimates, and assumptions made by Epizyme’s management at the time they were prepared, and also reflect general business, economic, regulatory, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Epizyme’s control. In addition, the management projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the management projections will prove accurate or that any of the management projections will be realized.

The management projections include certain assumptions relating to, among other things, Epizyme’s expectations relating to revenue growth rates, including underlying assumptions relating to product pricing, peak sales in the United States, the European Union and the rest of the world, royalties, sales, the timing of commercial approval, loss of exclusivity and other relevant factors relating to Epizyme. The management projections are subject to many risks and uncertainties and you are urged to review the risks included in Item 8 under the heading “Additional Information - Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the management projections.

The inclusion of the management projections herein should not be regarded as an indication that Epizyme, MTS or any of their respective affiliates or representatives considered or consider the management projections to be necessarily indicative of actual future events, and the management projections should not be relied upon as such. The management projections do not take into account any circumstances or events occurring after the date they were prepared. Epizyme does not intend to, and disclaims any obligation to, update, correct, or otherwise revise the management projections to reflect circumstances existing or arising after the date the management projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the management projections are shown to be in error. Furthermore, the management projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

The management projections set forth below include earnings before interest and tax (“EBIT”) and unlevered free cash flow, which are (subject to the disclosure above) non-GAAP financial measures.

In light of the foregoing factors and the uncertainties inherent in financial projections, Epizyme stockholders are cautioned not to place undue reliance, if any, on the management projections.

Epizyme Projections

Epizyme Probability Adjusted

The following table presents a selected summary of the management projections, which reflect probability adjustments based on the expected development and commercialization of Epizyme’s products and product candidates (“Epizyme Probability Adjusted Projections”). The Epizyme Probability Adjusted Projections were prepared by Epizyme management, made available to the Board and used by MTS in its financial analyses.

	Management Projections Probability Adjusted Fiscal Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Tazverik Revenue	51	114	167	222	294	274	458	651	834	1,063	1,267	1,380	796	724
Total EZM0414 Revenue	—	—	—	—	—	—	3	11	31	60	68	97	125	154
Total Net Revenue	51	114	167	222	294	274	461	663	865	1,123	1,335	1,477	921	878
Gross Profit	40	89	130	173	229	214	360	526	698	916	1,093	1,214	756	723
Total R&D Expenses	(95)	(112)	(115)	(114)	(127)	(110)	(95)	(100)	(103)	(106)	(134)	(138)	(144)	(148)
Total Commercial & Medical Expenses	(41)	(39)	(42)	(46)	(64)	(93)	(108)	(125)	(116)	(129)	(127)	(130)	(66)	(38)
G&A Expenses	(35)	(32)	(32)	(49)	(64)	(37)	(46)	(66)	(86)	(112)	(110)	(108)	(92)	(88)
Total Operating Expenses	(171)	(183)	(190)	(209)	(254)	(239)	(249)	(292)	(306)	(347)	(371)	(377)	(302)	(275)
EBIT	(131)	(94)	(59)	(35)	(25)	(26)	111	234	392	568	722	837	453	449

Note: 2022 includes full year of revenue and expenses; only 2H 2022 revenue and expenses are included in valuation.

The following is a summary of the unlevered free cash flows for the periods presented on a probability adjusted basis, which were calculated based on the Epizyme Probability Adjusted Projections and other projected financial information provided by Epizyme’s management. Unlevered free cash flow is calculated as EBIT, less tax expense (if profitable), less capital expenditures, plus depreciation and amortization, and less changes in net working capital. Stock-based compensation expense is not treated as a cash expense.

	Management Projections Probability Adjusted Unlevered Free Cash Flow Fiscal Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
EBIT	(131)	(94)	(59)	(35)	(25)	(26)	111	234	392	568	722	837	453	449
Tax Expense(1)	—	—	—	—	—	—	—	—	—	(30)	(117)	(218)	(118)	(117)
Depreciation & Amortization	1	1	1	1	1	1	1	1	1	1	1	—	—	—
Change in Net Working Capital	(5)	(6)	(5)	(6)	(7)	2	(19)	(20)	(20)	(26)	(21)	(14)	56	4
Unlevered Free Cash Flow	(135)	(99)	(63)	(40)	(31)	(22)	94	216	373	515	584	605	391	336

(1)	Assumes tax rate of 26% and assumes the net operating losses will have a balance of $1.1 billion as of December 31, 2021.

Epizyme Probability Unadjusted

The following table presents a selected summary of the Epizyme management projections, which do not reflect any probability adjustments (the “Epizyme Probability Unadjusted Projections”). The Epizyme Probability

Unadjusted Projections were prepared by Epizyme management and made available to the Board and used by MTS in its financial analyses.

	Management Projections Probability Unadjusted Fiscal Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Tazverik Revenue	51	116	179	256	358	597	1,293	2,340	3,231	4,245	5,196	5,776	3,339	3,063
Total EZM0414 Revenue	—	—	—	—	—	—	14	95	261	532	870	1,254	1,659	2,103
Total Net Revenue	51	116	179	256	358	597	1,307	2,435	3,492	4,777	6,067	7,030	4,998	5,166
Gross Profit	40	90	140	200	279	466	1,022	1,941	2,835	3,928	5,032	5,871	4,225	4,408
Total R&D Expenses	(95)	(122)	(160)	(173)	(189)	(149)	(127)	(120)	(126)	(129)	(136)	(138)	(144)	(148)
Total Commercial & Medical Expenses	(41)	(39)	(42)	(46)	(72)	(128)	(251)	(349)	(472)	(565)	(595)	(613)	(363)	(253)
G&A Expenses	(35)	(32)	(35)	(56)	(77)	(80)	(131)	(244)	(349)	(478)	(500)	(515)	(500)	(517)
Total Operating Expenses	(171)	(194)	(237)	(275)	(339)	(357)	(509)	(712)	(947)	(1,172)	(1,232)	(1,266)	(1,007)	(918)
EBIT	(131)	(103)	(97)	(75)	(59)	108	512	1,228	1,888	2,757	3,801	4,604	3,218	3,490

Note: 2022 includes full year of revenue and expenses; only 2H 2022 revenue and expenses are included in valuation.

The following is a summary of the unlevered free cash flows for the periods presented on a probability unadjusted basis, which were calculated based on the Epizyme Probability Unadjusted Projections and other projected financial information provided by Epizyme’s management. Unlevered free cash flow is calculated as EBIT, less tax expense (if profitable), less capital expenditures, plus depreciation and amortization, and less changes in net working capital. Stock-based compensation expense is not treated as a cash expense.

	Management Projections Probability Unadjusted Unlevered Free Cash Flow Fiscal Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
EBIT	(131)	(103)	(97)	(75)	(59)	108	512	1,228	1,888	2,757	3,801	4,604	3,218	3,490
Tax Expense(1)	—	—	—	—	—	—	—	(75)	(491)	(717)	(988)	(1,197)	(837)	(907)
Depreciation & Amortization	1	1	1	1	1	1	1	1	1	1	1	—	—	—
Change in Net Working Capital	(5)	(7)	(6)	(8)	(10)	(24)	(71)	(113)	(106)	(129)	(129)	(96)	203	(17)
Unlevered Free Cash Flow	(135)	(108)	(102)	(82)	(68)	86	443	1,042	1,293	1,913	2,684	3,311	2,584	2,566

(1)	Assumes tax rate of 26% and assumes the net operating losses will have a balance of $1.1 billion as of December 31, 2021.

Intent to Tender

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their Shares in the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company retained MTS and Jefferies as its financial advisors in connection with the proposed transaction. In connection with such engagement, MTS provided to the Board MTS’s opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and incorporated herein by reference. The Company selected MTS as its financial advisor because it is nationally recognized in the healthcare and biotechnology industries as having investment banking professionals with significant experience in healthcare and biotechnology investment banking and merger and acquisition transactions, including transactions similar to the Transactions. The Company selected Jefferies as its financial advisor due to its familiarity with the Company, reputation, capabilities and substantial experience in debt and equity financings.

In connection with MTS’s services as the Company’s financial advisor, the Company paid MTS a fee of $500,000 for rendering the MTS Opinion, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in the MTS Opinion. Upon the closing of the Offer, the Company will be obligated to pay to MTS a fee equal to approximately $5.7 million.

In connection with Jefferies’ services as the Company’s financial advisor, the Company has agreed to pay Jefferies an aggregate transaction fee currently estimated to be approximately $5.7 million, all of which is contingent upon the closing of the Offer.

In addition, the Company has agreed to reimburse each of MTS and Jefferies for its reasonable and documented expenses, not to exceed certain limitations set forth in the respective engagement letters, and to indemnify each of MTS and Jefferies and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the respective engagement letters.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Roy A. Beveridge	5/17/2022	8,994	$0.00	Grant of RSU
Roy A. Beveridge	5/17/2022	41,006	$0.56	Options granted
Roy A. Beveridge	06/30/2022	8,928	$1.47	Quarterly director fee shares
Carl Goldfischer	5/17/2022	8,994	$0.00	Grant of RSU
Carl Goldfischer	5/17/2022	41,006	$0.56	Options granted
Kevin T. Conroy	5/17/2022	8,994	$0.00	Grant of RSU
Kevin T. Conroy	5/17/2022	41,006	$0.56	Options granted
Kevin T. Conroy	6/30/2022	10,204	$1.47	Quarterly director fee shares
David M. Mott	5/17/2022	8,994	$0.00	Grant of RSU
David M. Mott	5/17/2022	41,006	$0.56	Options granted
David M. Mott	6/30/2022	16,156	$1.47	Quarterly director fee shares
Michael F. Giordano	5/17/2022	8,994	$0.00	Grant of RSU
Michael F. Giordano	5/17/2022	41,006	$0.56	Options granted
Carol Stuckley	5/17/2022	8,994	$0.00	Grant of RSU
Carol Stuckley	5/17/2022	41,006	$0.56	Options granted
Victoria Richon	5/17/2022	8,994	$0.00	Grant of RSU
Victoria Richon	5/17/2022	41,006	$0.56	Options granted
Kenneth Bate	5/17/2022	8,994	$0.00	Grant of RSU
Kenneth Bate	5/17/2022	41,006	$0.56	Options granted
Pablo G. Legorreta	5/17/2022	8,994	$0.00	Grant of RSU
Pablo G. Legorreta	5/17/2022	41,006	$0.56	Options granted

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation” as it related to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) and who have not otherwise waived appraisal rights and otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares as to which appraisal rights are asserted. Except as otherwise specified below, a person having a beneficial interest in Shares held of record in the name of another person, such as a bank, broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any Company stockholders desiring to assert appraisal rights must comply precisely with the procedures set forth in Section 262 to demand and perfect such rights. ANY COMPANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS, OR PRESERVE THEIR RIGHTS TO DO SO SHOULD CAREFULLY REVIEW THE FOLLOWING DISCLOSURES AND ANNEX B. FAILURE TO COMPLY TIMELY AND PRECISELY WITH THE PROCEDURES SPECIFIED IN SECTION 262 WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING APPRAISAL RIGHTS, THE COMPANY BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH APPRAISAL RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by the Company to its stockholders with respect to the availability of appraisal rights in connection with the Merger under Section 262 and a copy of Section 262 is attached hereto as Annex B.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who: (i) did not validly tender such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) or otherwise waive appraisal rights; (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:

•

You must demand in writing the appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on August 8, 2022, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless the Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (ii) 20 days after July 12, 2022 (the date on which this notice is being given). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or, if tendered, not fail to validly and subsequently withdraw such Shares);

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	You must otherwise comply with the requirements of Section 262.

If you fail to comply with these conditions, you will lose any appraisal rights with respect to your Shares that may be available and, when the Merger is consummated, you will receive payment for your Shares as provided for in the Merger Agreement. Only a holder of record of Shares, or a person duly authorized and explicitly acting on that stockholder’s behalf, is entitled to assert any appraisal rights for the Shares registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record of the Company, fully and correctly, as such stockholder’s name appears on the stockholder’s stock certificates, if any, or on the books and records of the Company, and must state that such person intends thereby to demand appraisal of their Shares in connection with the Merger. The demand for appraisal cannot be made by the beneficial owner of the Shares if such beneficial owner is not also the record holder for such Shares. In the event that the beneficial owner of the Shares does not also hold those Shares of record, the beneficial owner must have the record owner, such as a bank, broker, or other nominee, submit the required demand for appraisal in respect of those Shares in order for such demand to be valid. IF YOU HOLD YOUR SHARES THROUGH A BANK, BROKERAGE FIRM, FIDUCIARY (SUCH AS A TRUSTEE, GUARDIAN OR CUSTODIAN) OR

OTHER NOMINEE AND YOU WISH TO DEMAND APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY THE NOMINEE. The address for delivery of a demand for appraisal is:

Epizyme, Inc.

400 Technology Square, 4th Floor

Cambridge, MA 02139

Attention: General Counsel

If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. A person having a beneficial interest in the Shares held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to demand and perfect appraisal rights. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depositary nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depositary nominee and must identify the depositary nominee as the holder of record. A stockholder of record who holds Shares as nominee for a beneficial owner may exercise appraisal rights with respect to the securities held for one or more beneficial owners while not exercising such rights for other beneficial owners but the written demand must set forth the number of Shares as to which demand for appraisal is made. Where no number of Shares is specified, the demand will be presumed to cover all Shares held in the name of such record owner.

Within 10 days after the Effective Time, the Company will give notice of the date that the Merger has become effective to each of the stockholders who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262. At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and accept payment for such stockholder’s Shares as provided for in the Merger Agreement by delivering to the Company a written withdrawal of the demand for appraisal, in which case the Shares owned by such stockholder shall be deemed, as of the Effective Time, to have been converted into the right to receive the Offer Price. After this 60-day period, a dissenting stockholder may withdraw the stockholder’s demand for appraisal only with the written consent of the Company and, if an appraisal proceeding has been commenced, the approval of the Delaware Court of Chancery. If an appraisal proceeding has been commenced and the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, a stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price; provided that this limitation will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Within 120 days after the Effective Time, but not thereafter, the Company (or any successor thereto) or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Delaware Court of Chancery, with a copy served on the Company (or any successor thereto) in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by the stockholders, if any, who are entitled to appraisal rights. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares entitled to appraisal rights may, in such beneficial owner’s own name, file a petition for appraisal with respect to the Shares beneficially owned by such person and as to which appraisal rights have been properly asserted. Company stockholders seeking to assert and exercise appraisal rights should not assume that the Company (or any successor thereto) will file a petition with respect to the appraisal of the value of her, his or its Shares or that the Company will initiate any negotiations with respect to the “fair value” of such Shares. Neither the Company (nor any successor thereto) is under any obligation to, and has no present intention to, file a petition with respect to the appraisal of the Shares that are entitled to appraisal rights. Accordingly, it is the obligation of each stockholder who has complied with the requirements of Section 262 to initiate all necessary action to perfect such stockholder’s appraisal rights within the time periods prescribed by Section 262. The failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing, to receive from the Company, as the surviving entity in the Merger (or any successor thereto), a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in § 251(h)(6)d of the DGCL)) not validly tendered, and accepted for purchase, in the Offer and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Company (or any successor thereto), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later. A beneficial owner of Shares entitled to appraisal rights may, in such beneficial owner’s name, request from the Company the statement described in the foregoing.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy served upon the Company (or any successor thereto), as the surviving corporation in the Merger, the Company (or any successor thereto) will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all the stockholders who have demanded appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). Upon the filing of any such petition, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Company (or any successor thereto) and to the stockholders shown on the duly verified list at the address therein stated. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Company (or any successor thereto) and to the stockholders shown on the list at the addresses therein stated. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Company (or any successor thereto).

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which dissenting stockholders have complied with the provisions of Section 262 and are entitled to an appraisal of their Shares. The Delaware Court of Chancery may require that dissenting stockholders submit their share certificates, if any, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement. Accordingly, dissenting stockholders are cautioned to retain their share certificates, if any, pending resolution of the appraisal proceedings. Assuming that immediately before the Merger the Shares remain listed on a national securities exchange, which we expect to be the case, the Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Upon application by the Company (or any successor thereto) or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the verified list filed by the Company (or any successor thereto) and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262.

In determining the “fair value” of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., decided February 1, 1983, the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. The Delaware Supreme Court has recently indicated that transaction price is one of the relevant factors the Delaware Court of Chancery may consider in determining fair value and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders considering seeking appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the consideration they would receive if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not opinions as to fair value under Section 262. Although the Company believes the consideration to be received by stockholders in the Offer and the Merger is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a Share is less than the consideration to be received by stockholders pursuant to the Offer or Merger.

When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment in cash of the fair value of such Shares, together with interest, if any, to the dissenting stockholders entitled thereto, upon the surrender to the Company by such dissenting stockholders of the certificates, if any, representing such Shares. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as provided in the following sentence, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company (or any successor thereto), as the surviving corporation in the Merger, may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such a determination or assessment, each stockholder seeking appraisal bears her, his or its attorney’s and expert witness expenses. No appraisal proceedings in the Delaware Court of Chancery will be dismissed as to any dissenting stockholder without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon terms which the Delaware Court of Chancery deems just; provided that this limitation will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to receive the payment of dividends or other distributions in respect of those Shares (other than those payable to stockholders of record as of a date prior to the Effective Time).

Shares held by any stockholder who demands appraisal of her, his or its Shares under Section 262, but who fails to perfect or effectively withdraws, waives or loses the right to appraisal, will be deemed to have been converted into the right to receive the Offer Price as of the Effective Time, without interest.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

Delaware Anti-Takeover Statute

Section 203 of the DGCL (“Section 203”) generally restricts an “interested stockholder” (including a person who, together with such person’s affiliates or associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following such person becoming an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions, including the Offer, the Merger and the Support Agreement, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Transactions, including the Offer, the Merger and the Support Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 30-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC issues a Request For Additional Information and Documentary Material concerning the Offer, the HSR waiting period will be extended. The Company and the Purchaser filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 12, 2022, and the required waiting period with respect to the Offer and the Merger will expire one minute after 11:59 P.M., New York City Time, on August 11, 2022, unless earlier terminated by the FTC and the Antitrust Division, or if the Purchaser withdraws its HSR filing under 16 C.F.R. §803.12 or if the Purchaser or the Company receives a formal Request For Additional Information and Documentary Material prior to that time.

Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. At any time before or after the Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Parent’s or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of the Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The Parent and the Company expect to file the Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on July 12, 2022.

Stockholder Approval of the Merger Not Required

Because the Merger will be effected under Section 251(h) of the DGCL, if the requirements of Section 251(h) of the DGCL are satisfied, no vote or consent of the Company stockholders will be necessary to effect the Merger.

Annual Report

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 1, 2022.

Forward-Looking Statements

This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to, among other things: (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements.

Any forward-looking statement made by the Company in this Schedule 14D-9 speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 12, 2022 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Parent and the Purchaser on July 12, 2022)

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by the Parent and the Purchaser on July 12, 2022)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO filed by the Parent and the Purchaser on July 12, 2022)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by the Parent and the Purchaser on July 12, 2022)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by the Parent and the Purchaser on July 12, 2022)

(a)(1)(F)	Form of Summary Advertisement, published July 12, 2022 in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by the Parent and the Purchaser on July 12, 2022)

Exhibit No.	Description

(a)(5)(A)	Joint Press Release of the Company and the Parent, dated June 27, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 27, 2022)

(a)(5)(B)	Email sent to the Company’s Employees, dated June 27, 2022 (incorporated herein by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on June 27, 2022)

(a)(5)(C)	Corporate Statement for Use with Investors and Media, dated June 27, 2022 (incorporated herein by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on June 27, 2022)

(e)(1)	Agreement and Plan of Merger, dated as of June 27, 2022 by and among the Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 27, 2022)

(e)(2)	Form of Contingent Value Rights Agreement, by and between the Parent and the Rights Agent (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed on June 27, 2022)

(e)(3)	Form of Support Agreement, by and among the Parent, the Purchaser and the stockholders named therein (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on June 27, 2022)

(e)(4)	Mutual Confidentiality Agreement, effective as of February 7, 2022 between the Company and the Parent (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO)

(e)(5)*	Severance and Change in Control Plan of the Company (as amended through May 25, 2022)

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2022

Epizyme, Inc.

By:	/s/ Grant Bogle
Grant Bogle
President and Chief Executive Officer

Annex A

Opinion of MTS Securities, LLC

MTS SECURITIES, LLC

CONFIDENTIAL

June 26, 2022

Board of Directors

Epizyme, Inc.

400 Technology Square, 4th Floor

Cambridge, Massachusetts 02139

Members of the Board of Directors:

We understand that Epizyme, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated on or about June 27, 2022 (the “Merger Agreement”), by and among the Company, Ipsen Pharma SAS, a French société par actions simplifiée (“Parent”), and Hibernia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), pursuant to which Parent will cause the Purchaser to commence a cash tender offer (as it may be extended or amended from time to time in accordance with the terms of the Merger Agreement, the “Offer”) to purchase all the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) for (i) $1.45 per share of Company Common Stock, net to the seller in cash, without interest (the “Cash Consideration”) and (ii) one (1) contractual contingent value right (a “CVR”) per share of Company Common Stock (the “CVR Consideration”; the Cash Consideration and the CVR Consideration are collectively referred to as the “Offer Price”). We further understand that, subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement to be entered into by and between Parent and a rights agent to be named therein (the “CVR Agreement”), each CVR shall entitle the holder thereof to receive (i) a contingent payment of $0.70 per CVR upon the achievement of the FDA Approval Milestone (as such term is defined in the CVR Agreement) and/or (ii) a contingent payment of $0.30 per CVR upon the achievement of the Net Sales Milestone (as such term is defined in the CVR Agreement) (each of the foregoing, a “Milestone Payment”), if any, without interest. We further understand that the Merger Agreement further provides that, following the consummation of the Offer, the Purchaser shall be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger” and together with the Offer, the “Transactions”), with the Company continuing as the surviving corporation following the Merger, and each share of Company Common Stock that is not validly tendered and accepted pursuant to the Offer (other than shares of Company Common Stock (A) that are held in treasury by the Company, (B) owned by any subsidiary of the Company, Parent, the Purchaser or any other subsidiary of Parent or (C) held by any stockholder who is entitled to demand, and who properly demands, appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (all such shares described in any of clauses (A), (B) or (C), the “Excluded Shares”)) will be converted into the right to receive the Offer Price. The terms and conditions of the Transactions are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

We also understand that the Merger Agreement contemplates that, in connection with the execution and delivery of the Merger Agreement, one or more stockholders of the Company will enter into a tender and support agreement (the “Support Agreement”), dated as of the date of the Merger Agreement, by and among Parent, the Purchaser and each such stockholder, pursuant to which such stockholder will agree, among other things, to tender to the Purchaser in the Offer the shares of Company Common Stock it owns.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of shares of the Company Common Stock (other than Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

(i)

reviewed the financial terms of a draft copy of the Merger Agreement delivered to us on June 25, 2022, which was the most recent draft available to us (the “Draft Merger Agreement”), and the financial terms of a draft copy of the CVR Agreement delivered to us on June 25, 2022, which was the most recent draft made available to us (the “Draft CVR Agreement”), and the financial terms of a draft copy of the Support Agreement delivered to us on June 25, 2022, which was the most recent draft available to us (the “Draft Support Agreement”);

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)	reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the “Company Projections”);

(iv)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iii) above and any other matters we deemed relevant;

(v)	reviewed and analyzed the reported current and historical prices and trading history of shares of the Company Common Stock;

(vi)	reviewed and analyzed, based on the Company Projections, the cash flows to be generated by the Company to determine the present value of the Company’s discounted cash flows;

(vii)	reviewed and analyzed the financial performance of the Company as compared to publicly available information for certain other publicly-traded companies that we deemed relevant;

(viii)

reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that we deemed relevant and the consideration paid in such transactions; and

(ix)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.

In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of the Company that they are not aware of any material relevant developments or matters related to the Company or that may affect any of the Transactions that has been omitted or that remains undisclosed to us. The opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from other advisors, and we have relied with your consent on any assessments made by such other advisors to the Company with respect to such matters. Without limiting the foregoing, we have not considered any tax effects of the Transactions or the form or transaction structure of the Transactions on any person or entity. We have not conducted any independent verification of the Company Projections, and we express no view as to the Company Projections or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Company Projections, we have assumed, with your consent and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith and that the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of, and the impact of the effects of the coronavirus pandemic (COVID-19) and related events on, the Company.

In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with the opinion set forth below were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company or any of its subsidiaries since the date of the most recent relevant financial statements or financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with your consent, the opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent, nor any of their respective subsidiaries, is party to any material pending transaction that has not been disclosed to us, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. We have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or any of its subsidiaries. We also have not considered any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

We have assumed that the representations and warranties of each party contained in each of the Merger Agreement, the CVR Agreement, the Support Agreement, and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, the CVR Agreement, the Support Agreement, and any other agreement contemplated thereby, that all conditions to the consummation of any of the Transactions will be satisfied without waiver thereof and that the Transactions will be consummated in accordance with the terms of the Merger Agreement, the CVR Agreement, and the Support Agreement without waiver, modification or amendment of any term, condition or agreement thereof. We have assumed that the final form of each of the Merger Agreement, the CVR Agreement, and the Support Agreement will be in all respects relevant to our analysis identical to the Draft Merger Agreement, the Draft CVR Agreement, and Draft Support Agreement, respectively. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with any of the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Parent or the benefits contemplated to be realized as a result of the Transactions. For purposes of the opinion set forth below, we have assumed, at your direction and with your consent, that achievement of the conditions for each Milestone Payment will occur as and to the extent contemplated by the Company Projections and that the corresponding Milestone Payments will be paid to each holder of a CVR to the extent thereof.

The opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm the opinion set forth below.

The opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of shares of the Company Common Stock (other than Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions and does not address any other terms in the Merger Agreement, the CVR Agreement, the Support Agreement or any

other agreement relating to any of the Transactions or any other aspect or implication of any of the Transactions, including any financing arrangements to be entered into in connection with the Transactions. The opinion set forth below does not address the Company’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of the Company Common Stock, will trade at any time, including following the announcement or consummation of any of the Transactions. For purposes of the opinion set forth below, we have not considered any impact of any additional rights or obligations of any holder of shares of Company Common Stock pursuant to any Support Agreement entered into by any such holder with Parent and/or the Purchaser in connection with the Transactions. We have not been requested to opine as to, and the opinion set forth below does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to any of the Transactions, or any class of such persons, relative to the consideration to be received by the stockholders of the Company in connection with the Transactions or with respect to the fairness of any such compensation.

It is understood that this letter and the opinion set forth below are provided to the Board of Directors of the Company for its information in connection with their consideration of the Transactions and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transactions if such inclusion is required by applicable law. The opinion set forth below does not constitute a recommendation to the Board of Directors of the Company or any committee thereof or any stockholder of the Company as to how to vote or take any other action in connection with any of the Transactions, including whether any stockholder should tender his, her or its shares in the Offer.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Transactions and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transactions. We will receive a fee for rendering the opinion set forth below. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may also seek to provide investment banking and/or financial advisory services to the Company, Parent or their respective affiliates in the future and expect to receive fees for the rendering of any such services.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Offer Price to be received by the holders of shares of the Company Common Stock (other than Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Transactions is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MTS Securities, LLC

MTS SECURITIES, LLC

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed].

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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